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Exhibit 99.2

    Annual Audited

    Consolidated

    Financial Statements

(Prepared in accordance with International
Financial Reporting Standards)

MANAGEMENT CERTIFICATION

Management of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. In making this assessment, the Company's management used the criteria outlined by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework issued in 2013. Based on its assessment, management concluded that, as of December 31, 2019, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report that appears herein.

Toronto, Canada March 27, 2020	By	/s/ SEAN BOYD Sean Boyd Vice-Chairman and Chief Executive Officer
	By	/s/ DAVID SMITH Senior Vice-President, Finance and Chief Financial Officer

2   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Agnico Eagle Mines Limited (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 27, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and property, plant and mine development impairment and impairment reversal
Description of the Matter
At December 31, 2019, the carrying values of goodwill and property, plant and mine development were $407.8 million and $7,003.7 million, respectively, and the Company recorded an impairment reversal of $345.8 million associated with the Meliadine cash generating unit ("CGU"). The Company's impairment test with regards to the Canadian Malartic CGU and its impairment reversal test with regards to the Meliadine CGU required management to make significant assumptions (in particular gold price, discount rate and rate of conversion from resources to reserves) in determining the recoverable amounts. The Company discloses significant judgments, estimates and assumptions in respect of impairment and impairment reversals in Note 4 to the consolidated financial statements, and the results of their analysis in Note 24.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   3

This matter was identified as a critical audit matter in respect of the Canadian Malartic CGU and the Meliadine CGU due to the significant estimation uncertainty and judgement applied by management in determining the recoverable amount, primarily due to the sensitivity of the underlying key assumptions to the future cash flows and the significant effect changes in these assumptions would have on the recoverable amounts. In addition, significant judgment and specialized industry knowledge and techniques were required to assess management's estimated quantities of mineralization, the valuation methods applied by management based on the differing characteristics of the additional mineralization, the future operating and capital costs and production levels at Meliadine due to its limited operating history, and in ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study had been completed.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's impairment and impairment reversal processes. We tested controls over the Company's mineralization estimation and life of mine processes and review of significant assumptions as described above.

We assessed the discount rates and long-term gold prices used in the Company's discounted cash flow analysis. We involved our valuation specialist to assist in evaluating the discount rates against current industry and economic trends as well as company-specific risk premiums. We also involved our valuation specialist to compare long-term gold prices against market data including a range of analyst forecasts. We performed sensitivity analyses over changes in the discount rates and long-term gold prices assumptions to the recoverable amounts of the Canadian Malartic CGU and the Meliadine CGU.

To evaluate the estimates of reserves, resources and exploration potential used in the impairment analysis, we reviewed the economic assumptions used in establishing cut-off grades for reserve and resource estimates. We involved our geology specialist to assist in understanding and evaluating the factors that affected the Company's estimated conversion of mineral resources and exploration potential into reserves. In addition, we evaluated the competency and objectivity of management's qualified persons through consideration of their professional qualifications, experience, objectivity, and their use of accepted industry practices.

Life of mine plans form the basis of future operating and capital cost and future production level estimates used in the impairment analysis. To assess accuracy of the Company's ability to estimate future operating and capital costs and future productions levels in circumstances where limited operating history exists, we compared historical estimates against actual results and reviewed supporting analysis underlying the estimates used within the discounted cash flows.

To test estimates of the fair value of mineralization in excess of life of mine plans, we involved our valuation specialist to assist in reviewing the valuation methods selected by management for each area of mineralization, which was based on each deposit's characteristics. Where an income approach was employed, we inspected and evaluated management's analysis supporting the anticipated economics, including comparing the deposits to existing operations and involving our specialist.

/s/ Ernst & Young LLP
Toronto, Canada	We have served as the Company's auditor since 1983.
March 27, 2020

4   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Agnico Eagle Mines Limited

Opinion on Internal Control over Financial Reporting

We have audited Agnico Eagle Mines Limited's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, Agnico Eagle Mines Limited. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, and the related consolidated statements of income (loss), comprehensive income (loss), equity and cash flows for the years then ended, and the related notes and our report dated March 27, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Toronto, Canada
March 27, 2020

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   5

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)

	As at December 31, 2019	As at December 31, 2018

ASSETS

Current assets:

Cash and cash equivalents	$321,897	$301,826

Short-term investments	6,005	6,080

Trade receivables (Notes 6 and 19)	8,320	10,055

Inventories (Note 7)	580,068	494,150

Income taxes recoverable (Note 25)	2,281	17,805

Equity securities (Notes 6 and 8)	86,252	76,532

Fair value of derivative financial instruments (Notes 6 and 21)	9,519	180

Other current assets (Note 9A)	179,218	165,824

Total current assets	1,193,560	1,072,452

Non-current assets:

Goodwill (Notes 23 and 24)	407,792	407,792

Property, plant and mine development (Notes 10 and 13)	7,003,665	6,234,302

Other assets (Note 9B)	184,868	138,297

Total assets	$8,789,885	$7,852,843

LIABILITIES AND EQUITY

Current liabilities:

Accounts payable and accrued liabilities (Note 11)	$345,572	$310,597

Reclamation provision (Note 12)	12,455	5,411

Interest payable	16,752	16,531

Income taxes payable (Note 25)	26,166	18,671

Lease obligations (Note 13)	14,693	1,914

Current portion of long-term debt (Note 14)	360,000	–

Fair value of derivative financial instruments (Notes 6 and 21)	–	8,325

Total current liabilities	775,638	361,449

Non-current liabilities:

Long-term debt (Note 14)	1,364,108	1,721,308

Lease obligations (Note 13)	102,135	–

Reclamation provision (Note 12)	427,346	380,747

Deferred income and mining tax liabilities (Note 25)	948,142	796,708

Other liabilities (Note 15)	61,002	42,619

Total liabilities	3,678,371	3,302,831

EQUITY

Common shares (Note 16):
Outstanding – 240,167,790 common shares issued, less 548,755 shares held in trust	5,589,352	5,362,169

Stock options (Notes 16 and 17)	180,160	197,597

Contributed surplus	37,254	37,254

Deficit	(647,330)	(988,913)

Other reserves (Note 18)	(47,922)	(58,095)

Total equity	5,111,514	4,550,012

Total liabilities and equity	$8,789,885	$7,852,843

Commitments and contingencies (Note 28)

On behalf of the Board

Sean Boyd, CPA CA, Director	Dr. Leanne M. Baker, Director

See accompanying notes

6   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(thousands of United States dollars, except per share amounts)

	Year Ended December 31,

	2019	2018

REVENUES

Revenues from mining operations (Note 19)	$2,494,892	$2,191,221

COSTS, EXPENSES AND OTHER INCOME

Production(i)	1,247,705	1,160,355

Exploration and corporate development	104,779	137,670

Amortization of property, plant and mine development (Note 10)	546,057	553,933

General and administrative	120,987	124,873

Finance costs (Note 14)	105,082	96,567

(Gain) loss on derivative financial instruments (Note 21)	(17,124)	6,065

Environmental remediation (Note 12)	2,804	14,420

Impairment (reversal) loss (Note 24)	(345,821)	389,693

Foreign currency translation loss	4,850	1,991

Other income (Note 22)	(13,169)	(35,294)

Income (loss) before income and mining taxes	738,742	(259,052)

Income and mining taxes expense (Note 25)	265,576	67,649

Net income (loss) for the year	$473,166	$(326,701)

Net income (loss) per share – basic (Note 16)	$2.00	$(1.40)

Net income (loss) per share – diluted (Note 16)	$1.99	$(1.40)

Cash dividends declared per common share	$0.55	$0.44

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   7

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(thousands of United States dollars)

	Year Ended December 31,

	2019	2018

Net income (loss) for the year	$473,166	$(326,701)

Other comprehensive income (loss):

Items that may be subsequently reclassified to net income (loss):

Derivative financial instruments (Note 21)

Changes in fair value of cash flow hedges	–	(6,984)

Net change in costs of hedging	–	(3,092)

	–	(10,076)

Items that will not be subsequently reclassified to net income (loss):

Pension benefit obligations:

Remeasurement (loss) gain on pension benefit obligations (Note 15)	(4,296)	841

Income tax impact (Note 25)	572	(38)

Equity securities (Note 8):

Net change in fair value of equity securities at FVOCI	12,238	(39,585)

	8,514	(38,782)

Other comprehensive income (loss) for the year	8,514	(48,858)

Comprehensive income (loss) for the year	$481,680	$(375,559)

See accompanying notes

8   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)

	Common Shares Outstanding

	Shares	Amount	Stock Options	Contributed Surplus	Deficit	Other Reserves	Total Equity

Balance at January 1, 2018	232,250,441	$5,288,432	$186,754	$37,254	$(559,504)	$(5,945)	$4,946,991

Net loss	–	–	–	–	(326,701)	–	(326,701)

Other comprehensive income (loss)	–	–	–	–	803	(49,661)	(48,858)

Total comprehensive loss	–	–	–	–	(325,898)	(49,661)	(375,559)

Transfer of loss on disposal of equity securities at FVOCI to deficit	–	–	–	–	(1,290)	1,290	–

Hedging gains and costs of hedging transferred to property, plant and mine development	–	–	–	–	–	(3,779)	(3,779)

Transactions with owners:

Shares issued under employee stock option plan (Notes 16 and 17A)	1,220,921	39,923	(8,961)	–	–	–	30,962

Stock options (Notes 16 and 17A)	–	–	19,804	–	–	–	19,804

Shares issued under incentive share purchase plan (Note 17B)	515,432	20,595	–	–	–	–	20,595

Shares issued under dividend reinvestment plan	495,819	18,286	–	–	–	–	18,286

Dividends declared ($0.44 per share)	–	–	–	–	(102,221)	–	(102,221)

Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 16 and 17C,D)	(24,016)	(5,067)	–	–	–	–	(5,067)

Balance at December 31, 2018	234,458,597	$5,362,169	$197,597	$37,254	$(988,913)	$(58,095)	$4,550,012

Net income	–	–	–	–	473,166	–	473,166

Other comprehensive (loss) income	–	–	–	–	(3,724)	12,238	8,514

Total comprehensive income	–	–	–	–	469,442	12,238	481,680

Transfer of gain on disposal of equity securities at FVOCI to deficit	–	–	–	–	2,065	(2,065)	–

Transactions with owners:

Shares issued under employee stock option plan (Notes 16 and 17A)	4,214,332	174,885	(34,258)	–	–	–	140,627

Stock options (Notes 16 and 17A)	–	–	16,821	–	–	–	16,821

Shares issued under incentive share purchase plan (Note 17B)	435,420	23,208	–	–	–	–	23,208

Shares issued under dividend reinvestment plan	492,531	24,555	–	–	–	–	24,555

Dividends declared ($0.55 per share)	–	–	–	–	(129,924)	–	(129,924)

Restricted Share Unit plan, Performance Share Unit plan, and Long Term Incentive Plan (Notes 16 and 17C,D)	18,155	4,535	–	–	–	–	4,535

Balance at December 31, 2019	239,619,035	$5,589,352	$180,160	$37,254	$(647,330)	$(47,922)	$5,111,514

See accompanying notes

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   9

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)

	Year Ended December 31,

	2019	2018

OPERATING ACTIVITIES

Net income (loss) for the year	$473,166	$(326,701)

Add (deduct) items not affecting cash:

Amortization of property, plant and mine development (Note 10)	546,057	553,933

Deferred income and mining taxes (Note 25)	152,595	(30,961)

Stock-based compensation (Note 17)	54,261	50,658

Impairment (reversal) loss (Note 24)	(345,821)	389,693

Foreign currency translation loss	4,850	1,991

Other	(10,707)	11,610

Adjustment for settlement of reclamation provision	(7,108)	(4,685)

Changes in non-cash working capital balances:

Trade receivables	1,735	1,945

Income taxes	22,223	(2,291)

Inventories	(91,436)	(52,316)

Other current assets	(2,742)	(18,326)

Accounts payable and accrued liabilities	84,844	29,034

Interest payable	(225)	2,066

Cash provided by operating activities	881,692	605,650

INVESTING ACTIVITIES

Additions to property, plant and mine development (Note 10)	(882,664)	(1,089,100)

Acquisition (Note 27)	–	(162,479)

Proceeds from sale of property, plant and mine development (Note 10)	3,692	35,246

Net sales of short-term investments	75	4,839

Net proceeds from sale of equity securities and other investments (Note 8)	43,733	17,499

Purchases of equity securities and other investments (Note 8)	(33,498)	(11,163)

Payments for financial assets at amortized cost	(5,222)	–

Decrease in restricted cash	–	790

Cash used in investing activities	(873,884)	(1,204,368)

FINANCING ACTIVITIES

Dividends paid	(105,408)	(83,961)

Repayment of lease obligations (Note 13)	(15,451)	(3,382)

Proceeds from long-term debt (Note 14)	220,000	300,000

Repayment of long-term debt (Note 14)	(220,000)	(300,000)

Notes issuance (Note 14)	–	350,000

Long-term debt financing costs (Note 14)	–	(3,215)

Repurchase of common shares for stock-based compensation plans (Notes 16 and 17C,D)	(24,669)	(30,062)

Proceeds on exercise of stock options (Note 17A)	140,627	30,962

Common shares issued (Note 16)	15,511	13,757

Cash provided by financing activities	10,610	274,099

Effect of exchange rate changes on cash and cash equivalents	1,653	(6,533)

Net increase (decrease) in cash and cash equivalents during the year	20,071	(331,152)

Cash and cash equivalents, beginning of year	301,826	632,978

Cash and cash equivalents, end of year	$321,897	$301,826

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$101,523	$91,079

Income and mining taxes paid	$90,694	$106,568

See accompanying notes

10   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2019

1.   CORPORATE INFORMATION

Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and the Company has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated under the laws of the Province of Ontario, Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on March 27, 2020.

2.   BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying consolidated financial statements of Agnico Eagle have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

  B)
  Basis of Presentation

    Overview

    These consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except where otherwise indicated.

    Subsidiaries

    These consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. Agnico Eagle's 50% interest in each of Canadian Malartic Corporation ("CMC") and Canadian Malartic GP ("the Partnership"), the general partnership that holds the Canadian Malartic mine located in Quebec, has been accounted for as a joint operation.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   11

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A)
  Business Combinations

    In a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition. Preliminary fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those preliminary fair values effective as at the acquisition date. Acquisition related costs are expensed as incurred.

    Purchase consideration may also include amounts payable if future events occur or conditions are met. Any such contingent consideration is measured at fair value and included in the purchase consideration at the acquisition date. Subsequent changes to the estimated fair value of contingent consideration are recorded through the consolidated statements of income (loss), unless the preliminary fair value of contingent consideration as at the acquisition date is finalized before the twelve month measurement period in which case the adjustment is allocated to the identifiable assets acquired and liabilities assumed retrospectively to the acquisition date.

    Where the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. A gain is recorded through the consolidated statements of income (loss) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

    Non-controlling interests represent the fair value of net assets in subsidiaries that are not held by the Company as at the date of acquisition. Non-controlling interests are presented in the equity section of the consolidated balance sheets.

  B)
  Foreign Currency Translation

    The functional currency of the Company, for each subsidiary and for joint arrangements, is the currency of the primary economic environment in which it operates. The functional currency of all of the Company's operations is the US dollar.

    Once the Company determines the functional currency of an entity, it is not changed unless there is a significant change in the relevant underlying transactions, events and circumstances. Any change in an entity's functional currency is accounted for prospectively from the date of the change, and the consolidated balance sheets are translated using the exchange rate at that date.

    At the end of each reporting period, the Company translates foreign currency balances as follows:

    •
    monetary items are translated at the closing rate in effect at the consolidated balance sheet date;

    •
    non-monetary items that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Items measured at fair value are translated at the exchange rate in effect at the date the fair value was measured; and

    •
    revenue and expense items are translated using the average exchange rate during the period.

  C)
  Cash and Cash Equivalents

    The Company's cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. The Company places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings. Cash and cash equivalents are classified as financial assets measured at amortized cost.

12   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

  D)
  Short-term Investments

    The Company's short-term investments include financial instruments with remaining maturities of greater than three months but less than one year at the date of purchase. Short-term investments are designated as financial assets measured at amortized cost, which approximates fair value given the short-term nature of these investments.

  E)
  Inventories

    Inventories consist of ore stockpiles, concentrates, dore bars and supplies. Inventories are carried at the lower of cost and net realizable value ("NRV"). Cost is determined using the weighted average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Cost of inventories includes direct costs of materials and labour related directly to mining and processing activities, including production phase stripping costs, amortization of property, plant and mine development directly involved in the related mining and production process, amortization of any stripping costs previously capitalized and directly attributable overhead costs. When interruptions to production occur, an adjustment is made to the costs included in inventories, such that they reflect normal capacity. Abnormal costs are expensed in the period they are incurred.

    The current portion of ore stockpiles, ore on leach pads and inventories is determined based on the expected amounts to be processed within the next twelve months. Ore stockpiles, ore on leach pads and inventories not expected to be processed or used within the next twelve months are classified as long-term.

    NRV is estimated by calculating the net selling price less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Costs to complete are based on management's best estimate as at the consolidated balance sheet date. An NRV impairment may be reversed in a subsequent period if the circumstances that triggered the impairment no longer exist.

  F)
  Financial Instruments

    The Company's financial assets and liabilities (financial instruments) include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments. Financial instruments are classified at initial recognition and subsequently measured at amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit or loss ("FVTPL"). All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial instruments classified as cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, and long-term debt are measured at amortized cost using the effective interest method. Other financial assets and liabilities are recorded at fair value subsequent to initial recognition.

    Equity Securities

    The Company's equity securities consist primarily of investments in common shares of entities in the mining industry recorded using trade date accounting. On initial recognition of an equity investment, the Company may irrevocably elect to measure the investment at FVOCI where changes in the fair value of equity securities are permanently recognized in other comprehensive income (loss) and will not be reclassified to profit or loss. The election is made on an investment-by-investment basis.

    Derivative Instruments and Hedge Accounting

    The Company uses derivative financial instruments (primarily option and forward contracts) to manage exposure to fluctuations in by-product metal prices, interest rates, and foreign currency exchange rates and may use such means to manage exposure to certain input costs.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   13

    The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value and they are classified based on contractual maturity. Derivative instruments are classified as either hedges of highly probable forecast transactions (cash flow hedges) or non-hedge derivatives. Derivatives designated as a cash flow hedge that are expected to be highly effective in achieving offsetting changes in cash flows are assessed on an ongoing basis to determine that they have actually been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

    The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss). Amounts deferred in other comprehensive income (loss) are reclassified when the hedged transaction has occurred.

    Derivative instruments that do not qualify for hedge accounting are recorded at fair value at the balance sheet date, with changes in fair value recognized in the loss (gain) on derivative financial instruments line item of the consolidated statements of income (loss).

    Expected Credit Loss Impairment Model

    An assessment of the expected credit loss related to a financial asset is undertaken upon initial recognition and at the end of each reporting period based on the credit quality of the debtor and any changes that impact the risk of impairment.

  G)
  Goodwill

    Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the cash generating unit ("CGU") or group of CGUs that are expected to benefit from the synergies of the combination. A CGU is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

    The Company performs goodwill impairment tests on an annual basis as at December 31 each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the consolidated statements of income (loss) and they are not subsequently reversed.

    The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

  H)
  Mining Properties, Plant and Equipment and Mine Development Costs

    Mining Properties

    The cost of mining properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired in a business combination or asset acquisition, underground mine development costs, deferred stripping, capitalized exploration and evaluation costs and capitalized borrowing costs.

    Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when commercial production commences, using the units-of-production method, based on estimated proven and probable mineral reserves and the mineral resources included in the current life of mine plan. If no mineable ore body is discovered, such costs

14   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    are expensed in the period in which it is determined that the property has no future economic value. Cost components of a specific project that are included in the capital cost of the asset include salaries and wages directly attributable to the project, supplies and materials used in the project, and incremental overhead costs that can be directly attributable to the project.

    Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Upon achieving the production stage, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

    Plant and Equipment

    Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. The cost of an item of plant and equipment includes: its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management; and the estimate of the costs of dismantling and removing the item and restoring the site on which it is located other than costs that arise as a consequence of having used the item to produce inventories during the period.

    An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income (loss) when the asset is derecognized.

    Amortization of an asset begins when the asset is in the location and condition necessary for it to operate in the manner intended by management. Amortization ceases at the earlier of the date the asset is classified as held for sale or the date the asset is derecognized. Assets under construction are not amortized until the end of the construction period or once commercial production is achieved. Amortization is charged according to either the units-of-production method or on a straight line basis, according to the pattern in which the asset's future economic benefits are expected to be consumed. The amortization method applied to an asset is reviewed at least annually.

    Useful lives of property, plant and equipment are based on the lesser of the estimated mine lives as determined by proven and probable mineral reserves and the mineral resources included in the current life of mine plan and the estimated useful life of the asset. Remaining mine lives at December 31, 2019 range from an estimated 1 to 17 years.

    The following table sets out the useful lives of certain assets:

Useful Life

Building	5 to 30 years

Leasehold Improvements	15 years

Software and IT Equipment	1 to 10 years

Furniture and Office Equipment	3 to 5 years

Machinery and Equipment	1 to 30 years

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   15

    Mine Development Costs

    Mine development costs incurred after the commencement of commercial production are capitalized when they are expected to have a future economic benefit. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors which enables the Company to extract ore underground.

    The Company records amortization on underground mine development costs on a units-of-production basis based on the estimated tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan of the identified component of the ore body. The units-of-production method defines the denominator as the total tonnage of proven and probable mineral reserves and the mineral resources included in the current life of mine plan.

    Deferred Stripping

    In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

    During the development stage of the mine, stripping costs are capitalized as part of the cost of building, developing and constructing the mine and are amortized once the mine has entered the production stage.

    During the production stage of a mine, stripping costs are recorded as a part of the cost of inventories unless these costs are expected to provide a future economic benefit and, in such cases, are capitalized to property, plant and mine development.

    Production stage stripping costs provide a future economic benefit when:

    •
    It is probable that the future economic benefit (e.g., improved access to the ore body) associated with the stripping activity will flow to the Company;

    •
    The Company can identify the component of the ore body for which access has been improved; and

    •
    The costs relating to the stripping activity associated with that component can be measured reliably.

    Capitalized production stage stripping costs are amortized over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

    Borrowing Costs

    Borrowing costs are capitalized to qualifying assets. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, development or construction stages.

    Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

  I)
  Leases

    The Company has adopted IFRS 16 – Leases ("IFRS 16") with the date of initial application of January 1, 2019 using the modified retrospective approach. Comparative information has not been restated and continues to be

16   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    reported under IAS 17 – Leases ("IAS 17") (the accounting standard in effect for those periods). The impact of adoption of IFRS 16 is disclosed in Note 5. Both accounting policies are described below.

    Policy applicable from January 1, 2019

    At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

    •
    The contract involves the use of an explicitly or implicitly identified asset;

    •
    The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

    •
    The Company has the right to direct the use of the asset.

    The Company recognizes a right-of-use asset and a lease obligation at the commencement date of the lease (i.e. the date the underlying asset is available for use).

    Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease obligations. The cost of right-of-use assets includes the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

    Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

    At the commencement date of the lease, the Company recognizes lease obligations measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

    After the commencement date, the amount of lease obligations is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease obligations is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

    The Company presents right-of-use assets in the property, plant and mine development line item on the consolidated balance sheets and lease obligations in the lease obligations line item on the consolidated balance sheets.

    The Company has elected not to recognize right-of-use assets and lease obligations for leases that have a lease term of 12 months or less and do not contain a purchase option, for leases related to low value assets, or for leases with variable lease payments. Payments on short-term leases, leases of low value assets, and leases with variable payment amounts are recognized as an expense in the consolidated statements of income (loss).

    Policy applicable prior to January 1, 2019

    The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   17

    Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest rate method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statements of income (loss) as a finance cost. An asset leased under a finance lease is amortized over the shorter of the lease term and its useful life.

    All other leases are recognized as operating leases. Operating lease payments are recognized as an operating expense in the consolidated statements of income (loss) on a straight-line basis over the lease term.

  J)
  Development Stage Expenditures

    Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting and storing the minerals. The development stage of a mine commences when the technical feasibility and commercial viability of extracting the mineral resource has been determined. Costs that are directly attributable to mine development are capitalized as property, plant and mine development to the extent that they are necessary to bring the property to commercial production.

    Abnormal costs are expensed as incurred. Indirect costs are included only if they can be directly attributed to the area of interest. General and administrative costs are capitalized as part of the development expenditures when the costs are directly attributed to a specific mining development project.

    Revenue from metal sales prior to the achievement of commercial production is deducted from mine development costs in the consolidated balance sheets and is not included in revenue from mining operations.

    Commercial Production

    A mine construction project is considered to have entered the production stage when the mine construction assets are available for use. In determining whether mine construction assets are considered available for use, the criteria considered include, but are not limited to, the following:

    •
    completion of a reasonable period of testing mine plant and equipment;

    •
    ability to produce minerals in saleable form (within specifications); and

    •
    ability to sustain ongoing production of minerals.

    When a mine construction project moves into the production stage, amortization commences, the capitalization of certain mine construction costs ceases and expenditures are either capitalized to inventories or expensed as incurred. Exceptions include costs incurred for additions or improvements to property, plant and mine development and open-pit stripping activities.

  K)
  Impairment and Impairment Reversal of Long-lived Assets

    At the end of each reporting period the Company assesses whether there is any indication that long-lived assets other than goodwill may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. If it is not possible to estimate the recoverable amount of the individual asset, assets are grouped at the CGU level for the purpose of assessing the recoverable amount. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. If the CGU includes goodwill, the impairment loss related to a CGU is first allocated to goodwill and the remaining loss is allocated on a pro-rata basis to the remaining long-lived assets of the CGU based on their carrying

18   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    amounts. Impairment losses are recorded in the consolidated statements of income (loss) in the period in which they occur.

    Any impairment charge that is taken on a long-lived asset other than goodwill is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the asset is calculated in order to determine if any impairment reversal is required. A recovery is recognized to the extent the recoverable amount of the asset exceeds its carrying amount. The amount of the reversal is limited to the difference between the current carrying amount and the amount which would have been the carrying amount had the earlier impairment not been recognized and amortization of that carrying amount had continued. The impairment reversal is allocated on a pro-rata basis to the existing long-lived assets of the CGU based on their carrying amounts. Impairment reversals are recorded in the consolidated statements of income (loss) in the period in which they occur.

  L)
  Debt

    Debt is initially recorded at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the consolidated statements of income (loss) over the period to maturity using the effective interest rate method.

  M)
  Reclamation Provisions

    Asset retirement obligations ("AROs") arise from the acquisition, development and construction of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to tailings and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. The Company recognizes an ARO at the time the environmental disturbance occurs or a constructive obligation is determined to exist based on the Company's best estimate of the timing and amount of expected cash flows expected to be incurred. When the ARO provision is recognized, the corresponding cost is capitalized to the related item of property, plant and mine development. Reclamation provisions that result from disturbance in the land to extract ore in the current period is included in the cost of inventories.

    The timing of the actual environmental remediation expenditures is dependent on a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Reclamation provisions are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate. AROs are adjusted each period to reflect the passage of time (accretion). Accretion expense is recorded in finance costs each period. Upon settlement of an ARO, the Company records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains or losses are recorded in the consolidated statements of income (loss).

    Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in mineral reserves and mineral resources and a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

    Each reporting period, provisions for AROs are remeasured to reflect any changes to significant assumptions, including the amount and timing of expected cash flows and risk-free interest rates. Changes to the reclamation

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   19

    provision resulting from changes in estimate are added to or deducted from the cost of the related asset, except where the reduction of the reclamation provision exceeds the carrying value of the related assets in which case the asset is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income (loss).

    Environmental remediation liabilities ("ERLs") are differentiated from AROs in that ERLs do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal or constructive obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset. The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERLs are measured by discounting the expected related cash flows using a risk-free interest rate. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. Each reporting period, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the value of the ERL. Any change in the value of ERLs results in a corresponding charge or credit to the consolidated statements of income (loss). Upon settlement of an ERL, the Company records a gain or loss if the actual cost differs from the carrying amount of the ERL in the consolidated statements of income (loss).

  N)
  Post-employment Benefits

    In Canada, the Company maintains a defined contribution plan covering all of its employees (the "Basic Plan"). The Basic Plan is funded by Company contributions based on a percentage of income for services rendered by employees. In addition, the Company has a supplemental plan for designated executives at the level of Vice-President or above (the "Supplemental Plan"). Under the Supplemental Plan, an additional 10.0% of the designated executives' income is contributed by the Company.

    The Company provides a defined benefit retirement program (the "Retirement Program") for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed more than 10 years as a permanent employee and have attained a minimum age of 57. The Retirement Program is not funded.

    The Company also provides a non-registered supplementary executive retirement defined benefit plan for certain current and former senior officers (the "Executives Plan"). The Executives Plan benefits are generally based on the employee's years of service and level of compensation. Pension expense related to the Executives Plan is the net of the cost of benefits provided (including the cost of any benefits provided for past service), the net interest cost on the net defined liability/asset, and the effects of settlements and curtailments related to special events. Pension fund assets are measured at their current fair values. The costs of pension plan improvements are recognized immediately in expense when they occur. Remeasurements of the net defined benefit liability are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings.

    Defined Contribution Plan

    The Company recognizes the contributions payable to a defined contribution plan in exchange for services rendered by employees as an expense, unless another policy requires or permits the inclusion of the contribution in the cost of an asset. After deducting contributions already paid, a liability is recorded throughout each period to reflect unpaid but earned contributions. If the contribution paid exceeds the contribution due for the service before the end of the reporting period, the Company recognizes that excess as an asset to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

    Defined Benefit Plan

    Plan assets are measured at their fair value at the consolidated balance sheet date and are deducted from the present value of plan liabilities to arrive at a net defined benefit liability/asset. The defined benefit obligation reflects

20   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    the expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

    Current service cost represents the actuarially calculated present value of the benefits earned by the active employees in each period and reflects the economic cost for each period based on current market conditions. The current service cost is based on the most recent actuarial valuation. The net interest on the net defined benefit liability/asset is the change during the period in the defined benefit liability/asset that arises from the passage of time.

    Past service cost represents the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment. Past service costs from plan amendments that increase or decrease vested or unvested benefits are recognized immediately in net income at the earlier of when the related plan amendment occurs or when the entity recognizes related restructuring costs or termination benefits.

    Gains or losses on plan settlements are measured as the difference in the present value of the defined benefit obligation and settlement price. This results in a gain or loss being recognized when the benefit obligation settles. Actuarial gains and losses are recorded on the consolidated balance sheets as part of the benefit plan's funded status. Gains and losses are recognized immediately in other comprehensive income and are subsequently transferred to retained earnings and are not subsequently recognized in net income.

  O)
  Contingent Liabilities and Other Provisions

    Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the obligation at the consolidated balance sheet date, measured using the expected cash flows discounted for the time value of money. The increase in provision (accretion) due to the passage of time is recognized as a finance cost in the consolidated statements of income (loss).

    Contingent liabilities are possible obligations whose existence will be confirmed only on the occurrence or non-occurrence of uncertain future events outside the entity's control, or present obligations that are not recognized because it is not probable that an outflow of economic benefits would be required to settle the obligation or the amount cannot be measured reliably. Contingent liabilities are not recognized but are disclosed and described in the notes to the consolidated financial statements, including an estimate of their potential financial effect and uncertainties relating to the amount or timing of any outflow, unless the possibility of settlement is remote. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

  P)
  Stock-based Compensation

    The Company offers equity-settled awards (the employee stock option plan, incentive share purchase plan, restricted share unit plan and performance share unit plan) to certain employees, officers and directors of the Company.

    Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to the market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) or in the

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   21

    consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

    Fair value is determined using the Black-Scholes option valuation model, which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The cost is recorded over the vesting period of the award to the same expense category of the award recipient's payroll costs and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share. The stock option expense incorporates an expected forfeiture rate, estimated based on expected employee turnover.

    Incentive Share Purchase Plan ("ISPP")

    Under the ISPP, directors (excluding non-executive directors), officers and employees (the "Participants") of the Company may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company.

    The Company records an expense equal to its cash contribution to the ISPP. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to the vesting date, any accrual for contributions by the Company during the vesting period related to that employee is reversed.

    Restricted Share Unit ("RSU") Plan

    The RSU plan is open to directors and certain employees, including senior executives, of the Company. Common shares are purchased and held in a trust until they have vested. The cost is recorded over the vesting period of the award to the same expense category as the award recipient's payroll costs. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

    Performance Share Unit ("PSU") Plan

    The PSU plan is open to senior executives of the Company. Common shares are purchased and held in a trust until they have vested. PSUs are subject to vesting requirements based on specific performance measurements by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest. The cost of the PSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

  Q)
  Revenue from Contracts with Customers

    Gold and Silver

    The Company sells gold and silver to customers in the form of bullion and dore bars.

    The Company recognizes revenue from these sales when control of the gold or silver has transferred to the customer. This is generally at the point in time when the gold or silver is credited to the metal account of the customer. Once the gold or silver has been credited to the customer's metal account, the customer has legal title to,

22   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    physical possession of, and the risks and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

    Under certain contracts with customers the transfer of control may occur when the gold or silver is in transit from the mine to the refinery. At this point in time, the customer has legal title to and the risk and rewards of ownership of the gold or silver; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the gold or silver.

    Revenue is measured at the transaction price agreed under the contract. Payment of the transaction price is due immediately when control of the gold or silver is transferred to the customer.

    Generally, all of the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

    Metal Concentrates

    The Company sells concentrate from certain of its mines to third-party smelter customers. These concentrates predominantly contain zinc and copper, along with quantities of gold and silver.

    The Company recognizes revenue from these concentrate sales when control of the concentrate has transferred to the customer, which is the point in time that the concentrate is delivered to the customer. Upon delivery, the customer has legal title to, physical possession of, and the risks and rewards of ownership of the concentrate. The customer is also committed to accept and pay for the concentrates once delivered; therefore, the customer is able to direct the use of and obtain substantially all of the remaining benefits from the concentrate.

    The final prices for metals contained in the concentrate are generally determined based on the prevailing spot market metal prices on a specific future date, which is established as of the date the concentrate is delivered to the customer. Upon transfer of control at delivery, the Company measures revenue under these contracts based on forward prices at the time of delivery and the most recent determination of the quantity of contained metals less smelting and refining charges charged by the customer. This reflects the best estimate of the transaction price expected to be received at final settlement. A receivable is recognized for this amount and subsequently measured at fair value to reflect variability associated with the embedded derivative for changes in the market metal prices. These changes in the fair value of the receivable are adjusted through revenue from other sources at each subsequent financial statement date.

    Under certain contracts with customers, the sale of gold contained in copper concentrate occurs once the metal has been processed into refined gold and is sold separately similar to the gold and silver dore bar terms described above. The transaction price for the sale of gold contained in concentrate is determined based on the spot market price upon delivery and provisional pricing does not apply.

  R)
  Exploration and Evaluation Expenditures

    Exploration and evaluation expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

    Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that the project will generate future economic benefit. When it is determined that a project can generate future economic benefit the costs are capitalized in the property, plant and mine development line item of the consolidated balance sheets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   23

    The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

  S)
  Net Income Per Share

    Basic net income per share is calculated by dividing net income for a given period by the weighted average number of common shares outstanding during that same period. Diluted net income per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights. The weighted average number of common shares used to determine diluted net income per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

    •
    the exercise of options is assumed to occur at the beginning of the period (or date of issuance, if later);

    •
    the proceeds from the exercise of options plus the future period compensation expense on options granted are assumed to be used to purchase common shares at the average market price during the period; and

    •
    the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted net income per share calculation.

  T)
  Income Taxes

    Current and deferred tax expenses are recognized in the consolidated statements of income (loss) except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income (loss).

    Current tax expense is based on substantively enacted statutory tax rates and laws at the consolidated balance sheet date.

    Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax basis of such assets and liabilities measured using tax rates and laws that are substantively enacted at the consolidated balance sheet date and effective for the reporting period when the temporary differences are expected to reverse.

    Deferred taxes are not recognized in the following circumstances:

    •
    where a deferred tax liability arises from the initial recognition of goodwill;

    •
    where a deferred tax asset or liability arises on the initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither net income nor taxable profits; and

    •
    for temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that the Company can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

    Deferred tax assets are recognized for unused tax losses and tax credits carried forward and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized except as noted above.

    At each reporting period, previously unrecognized deferred tax assets are reassessed to determine whether it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

24   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The key areas where significant judgments, estimates and assumptions have been made are summarized below.

Impairment and Impairment Reversals

The Company evaluates each asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals) in each reporting period to determine if any indicators of impairment or impairment reversal exist. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, amounts of recoverable reserves, mineral resources and exploration potential and closure and environmental remediation costs. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Accordingly, it is possible that some or the entire carrying amount of the assets or CGUs may be further impaired or the impairment charge reversed with the impact recognized in the consolidated statements of income (loss).

Mineral Reserve and Mineral Resource Estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be extracted from the Company's mining properties. The estimates are based on information compiled by "qualified persons" as defined under the Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). Such an analysis relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates requires complex geological judgments to interpret the data. The estimation of mineral reserves and mineral resources is based upon factors such as estimates of commodity prices, future capital requirements and production costs, geological and metallurgical assumptions and judgments made in estimating the size and grade of the ore body and foreign exchange rates.

As the economic assumptions used may change and as additional geological information is acquired during the operation of a mine, estimates of proven and probable mineral reserves may change. Such changes may affect the Company's consolidated balance sheets and consolidated statements of income (loss), including:

  •
  The carrying value of the Company's property, plant and mine development and goodwill may be affected due to changes in estimated future cash flows;

  •
  Amortization charges in the consolidated statements of income (loss) may change where such charges are determined using the units-of-production method or where the useful life of the related assets change;

  •
  Capitalized stripping costs recognized in the consolidated balance sheets as either part of mining properties or as part of inventories or charged to income may change due to changes in the ratio of ore to waste extracted;

  •
  Reclamation provisions may change where changes to the mineral reserve and mineral resource estimates affect expectations about when such activities will occur and the associated cost of these activities; and

  •
  Mineral reserve and mineral resource estimates are used to calculate the estimated recoverable amounts of CGUs for impairment tests of goodwill and non-current assets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   25

Exploration and Evaluation Expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely to arise and whether activities have reached a stage where the technical feasibility and commercial viability of extracting the mineral resource is demonstrable.

Production Stage of a Mine

As each mine is unique, significant judgment is required to determine the date that a mine enters the commercial production stage. The Company considers the factors outlined in Note 3(J) to these consolidated financial statements to make this determination.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgment and the use of estimates regarding the outcome of future events.

Reclamation Provisions

Environmental remediation costs will be incurred by the Company at the end of the operating life of the Company's mining properties. Management assesses its reclamation provision each reporting period and when new information becomes available. The ultimate environmental remediation costs are uncertain and cost estimates can vary in response to many factors, including estimates of the extent and costs of reclamation activities, technological changes, regulatory changes, cost increases as compared to the inflation rate and changes in discount rates. These uncertainties may result in future actual expenditures differing from the amount of the current provision. As a result, there could be significant adjustments to the provisions established that would affect future financial results. The reclamation provision at each reporting date represents management's best estimate of the present value of the future environmental remediation costs required.

Income and Mining Taxes

Management is required to make estimates regarding the tax basis of assets and liabilities and related deferred income and mining tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income and mining tax expense and estimates of the timing of repatriation of income. Several of these estimates require management to make assessments of future taxable profit and, if actual results are significantly different than the Company's estimates, the ability to realize the deferred income and mining tax assets recorded on the consolidated balance sheets could be affected.

Amortization

Property, plant and mine development comprise a large portion of the Company's total assets and as such the amortization of these assets has a significant effect on the Company's consolidated financial statements. Amortization is charged according to the pattern in which an asset's future economic benefits are expected to be consumed. The determination of this pattern of future economic benefits requires management to make estimates and assumptions about useful lives and residual values at the end of the asset's useful life. Actual useful lives and residual values may differ significantly from current assumptions.

26   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2019

4.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS (Continued)

Leases

The Company applies judgment to determine the lease term for certain lease contracts that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which may significantly affect the amount of lease obligations and right-of-use assets recognized.

Development Stage Expenditures

The application of the Company's accounting policy for development stage expenditures requires judgment to determine when the technical feasibility and commercial viability of extracting a mineral resource has been determined.

Some of the factors that the Company may consider in its assessment of technical feasibility and commercial viability are set out below:

  •
  The level of geological certainty of the mineral deposit;

  •
  Life of mine plans or economic models to support the economic extraction of reserves and mineral resources;

  •
  A preliminary economic assessment, prefeasibility study or feasibility study that demonstrates the reserves and mineral resources will generate a positive commercial outcome;

  •
  Reasonable expectations that operating permits will be obtained; and

  •
  Approval by the Board of Directors of development of the project.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires a continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

Management evaluated its joint arrangement with Yamana Gold Inc. ("Yamana") to each acquire 50.0% of the shares of Osisko (now CMC) under the principles of IFRS 11 – Joint Arrangements. The Company concluded that the arrangement qualified as a joint operation upon considering the following significant factors:

  •
  The joint operators are required to purchase all output from the investee and investee restrictions on selling the output to any third party;

  •
  The parties to the arrangement are substantially the only source of cash flow contributing to the continuity of the arrangement; and

  •
  If the selling price drops below cost, the joint operators are required to cover any obligations the Partnership cannot satisfy.

5.   CHANGE IN ACCOUNTING POLICY

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option and lease contracts for which the underlying asset is of low value.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   27

On adoption of IFRS 16, the Company recognized right-of-use assets and lease obligations in relation to leases which had previously been classified as 'operating leases' under the principles of IAS 17. The right-of-use assets were recognized based on the amount equal to the lease obligations, adjusted for any related prepaid and accrued lease payments previously recognized.

The lease obligations were measured at the present value of the remaining lease payments, discounted using the Company's incremental borrowing rate as of January 1, 2019.

The Company used the following practical expedients when applying IFRS 16:

  •
  applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining at January 1, 2019;

  •
  excluded initial direct costs from measuring the right-of-use asset at the date of initial application;

  •
  used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease obligation at January 1, 2019 are determined at the carrying amount of the lease asset and lease obligation under IAS 17 immediately before that date.

Upon transition to IFRS 16, the Company recognized an additional $81.8 million of right-of-use assets and $81.8 million of lease obligations. When measuring lease obligations, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate applied to the lease obligations on January 1, 2019 was 2.3%.

The lease obligations at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	$92,249

Discounting using the January 1, 2019 incremental borrowing rates	(7,986)

Discounted operating lease commitments as at January 1, 2019	84,263

Less:

Commitments relating to short-term leases	(1,423)

Commitments relating to leases of low value assets	(1,011)

Lease commitments on initial application of IFRS 16	81,829

Add:

Commitments relating to leases previously classified as finance leases	1,914

Lease obligations recognized at January 1, 2019	$83,743

Current lease obligation	$15,179

Non-current lease obligation	68,564

Lease obligations recognized at January 1, 2019	$83,743

28   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.   FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

During the year ended December 31, 2019, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, equity securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

The fair values of cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2019 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$8,320	$–	$8,320

Equity securities (FVOCI)	69,967	16,285	–	86,252

Other securities (FVTPL)	9,119	–	–	9,119

Fair value of derivative financial instruments	–	9,519	–	9,519

Total financial assets	$79,086	$34,124	$–	$113,210

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   29

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2019

6.   FAIR VALUE MEASUREMENT (Continued)

The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2018 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

Financial assets:

Trade receivables	$–	$10,055	$–	$10,055

Equity securities (FVOCI)	61,245	15,287	–	76,532

Fair value of derivative financial instruments	–	180	–	180

Total financial assets	$61,245	$25,522	$–	$86,767

Financial liabilities:

Fair value of derivative financial instruments	$–	$8,325	$–	$8,325

Total financial liabilities	$–	$8,325	$–	$8,325

Valuation Techniques

Trade Receivables

Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

Equity and Other Securities

Equity securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Equity securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations corroborated by option pricing models (classified within Level 2 of the fair value hierarchy).

Derivative Financial Instruments

Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations corroborated by option pricing models or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.

Fair Value of Financial Assets and Liabilities Not Measured and Recognized at Fair Value

Long-term debt is recorded on the consolidated balance sheets at December 31, 2019 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating to future related cash flows which is categorized within Level 2 of the fair value hierarchy. As at December 31, 2019, the Company's long-term debt had a fair value of $1,878.9 million (2018 – $1,762.2 million). See Note 14.

Lease obligations are recorded on the consolidated balance sheets at December 31, 2019 at amortized cost. The fair value of lease obligations is the present value of the future lease payments discounted at the Company's current incremental borrowing rate. It is remeasured when there is a change in the lease term, future lease payments or changes in the assessment of whether the Company will exercise a purchase, extension or termination option. The fair value of lease obligations is not materially different from the carrying amounts since the incremental borrowing rates used at the initial recognition date are close to current market rates at December 31, 2019.

30   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

7.   INVENTORIES

	As at December 31, 2019	As at December 31, 2018

Ore in stockpiles and on leach pads	$82,192	$65,616

Concentrates and dore bars	124,225	100,420

Supplies	373,651	328,114

Total current inventories	$580,068	$494,150

Non-current ore in stockpiles and on leach pads (Note 9B)(i)	145,675	116,762

Total inventories	$725,743	$610,912

Note:

(i)
The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item in the consolidated balance sheets.

During the year ended December 31, 2019, a charge of $13.2 million (2018 – $16.0 million) was recorded within production costs to reduce the carrying value of inventories to their net realizable value.

8.   EQUITY SECURITIES

The following table sets out the Company's equity securities which have been designated at FVOCI:

	As at December 31, 2019	As at December 31, 2018

Orla Mining Ltd.	$27,125	$13,563

White Gold Corp.	18,735	25,029

Other(i)	40,392	37,940

Total equity securities	$86,252	$76,532

Note:

(i)
The balance is comprised of 16 equity investments that are individually immaterial.

Disposal of Equity Securities

During the year ended December 31, 2019, the Company sold its interest in certain equity securities as they no longer fit the Company's investment strategy. The fair value at the time of sale was $7.8 million (2018 – $17.5 million) and the Company recognized a cumulative net gain on disposal of $2.1 million (2018 – loss on disposal of $1.3 million) which was transferred from other reserves to deficit in the consolidated balance sheets.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   31

9.   OTHER ASSETS

  A)
  Other Current Assets
	As at December 31, 2019	As at December 31, 2018

Federal, provincial and other sales taxes receivable	$78,841	$93,294

Prepaid expenses	70,986	55,146

Financial asset at FVTPL(i)	9,119	–

Other	20,272	17,384

Total other current assets	$179,218	$165,824

Note:

(i)
During the year, the Company purchased a $25.0 million financial asset which is classified as FVTPL. A realized gain on partial disposition of the asset and a mark-to-market adjustment on the remaining asset totaling $19.9 million was recognized in the other income line item in the consolidated statements of income (loss) for the year (see Note 22).

B)
Other Assets
	As at December 31, 2019	As at December 31, 2018

Non-current ore in stockpiles and on leach pads	$145,675	$116,762

Non-current prepaid expenses	18,035	13,736

Non-current other receivables	18,918	5,101

Other	2,240	2,698

Total other assets	$184,868	$138,297

32   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10. PROPERTY, PLANT AND MINE DEVELOPMENT

	Mining Properties	Plant and Equipment	Mine Development Costs	Total

As at December 31, 2017	$1,665,527	$1,991,121	$1,969,904	$5,626,552

Additions	335,938	247,655	681,882	1,265,475

Impairment loss (Note 24)	(100,676)	–	–	(100,676)

Disposals	(8,554)	(5,590)	–	(14,144)

Amortization	(146,793)	(268,028)	(128,084)	(542,905)

Transfers between categories	29,621	19,709	(49,330)	–

As at December 31, 2018	$1,775,063	$1,984,867	$2,474,372	$6,234,302

Additions	63,305	314,469	635,030	1,012,804

Impairment reversal (Note 24)	172,484	–	173,337	345,821

Disposals	(937)	(19,434)	–	(20,371)

Amortization	(152,160)	(300,027)	(116,704)	(568,891)

Transfers between categories	150,796	1,207,920	(1,358,716)	–

As at December 31, 2019	$2,008,551	$3,187,795	$1,807,319	$7,003,665

As at December 31, 2018

Cost	$3,135,284	$4,839,166	$3,281,066	$11,255,516

Accumulated amortization and impairments	(1,360,221)	(2,854,299)	(806,694)	(5,021,214)

Carrying value – December 31, 2018	$1,775,063	$1,984,867	$2,474,372	$6,234,302

As at December 31, 2019

Cost	$3,348,912	$6,182,372	$2,540,534	$12,071,818

Accumulated amortization and impairments	(1,340,361)	(2,994,577)	(733,215)	(5,068,153)

Carrying value – December 31, 2019	$2,008,551	$3,187,795	$1,807,319	$7,003,665

Additions to Plant and Equipment include $81.8 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company's adoption of IFRS 16 on January 1, 2019 (see Note 5), and $46.8 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019.

As at December 31, 2019, major assets under construction, and therefore not yet being depreciated, included in the carrying value of property, plant and mine development amounted to $244.9 million (2018 – $1,424.2 million).

During the year ended December 31, 2019, the Company produced and sold pre-commercial production ounces from the Meliadine mine, Amaruq satellite deposit at the Meadowbank Complex, and Barnat deposit at the Canadian Malartic mine. The Company deducts revenues from mining operations earned prior to commercial production from the cost of the related

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   33

property, plant and mine development. During the year ended December 31, 2019, the Company earned $91.1 million of pre-commercial production revenue.

During the year ended December 31, 2019, the Company disposed of property, plant and mine development with a carrying value of $20.4 million (2018 – $14.1 million). The loss of $11.9 million on disposal (2018 – gain of $22.8 million) was recorded in the other income line item in the consolidated statements of income (loss).

Geographic Information:

	As at December 31, 2019	As at December 31, 2018

Northern Business:
Canada	$5,000,544	$4,386,051

Finland	1,205,935	996,946

Sweden	13,812	13,812

Southern Business:
Mexico	780,877	835,797

United States	2,497	1,696

Total property, plant and mine development	$7,003,665	$6,234,302

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2019	As at December 31, 2018

Trade payables	$158,317	$163,032

Wages payable	51,588	51,378

Accrued liabilities	102,957	75,287

Other liabilities	32,710	20,900

Total accounts payable and accrued liabilities	$345,572	$310,597

In 2019 and 2018, the other liabilities balance consisted primarily of various employee benefits, employee payroll tax withholdings and other payroll taxes.

34   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

12. RECLAMATION PROVISION

Agnico Eagle's reclamation provision includes both asset retirement obligations and environmental remediation liabilities. Reclamation provision estimates are based on current legislation, third party estimates, management's estimates and feasibility study calculations. Assumptions based on current economic conditions, which the Company believes are reasonable, have been used to estimate the reclamation provision. However, actual reclamation costs will ultimately depend on future economic conditions and costs for the necessary reclamation work. Changes in reclamation provision estimates during the period reflect changes in cash flow estimates as well as assumptions including discount and inflation rates. The discount rates used in the calculation of the reclamation provision at December 31, 2019 ranged between 0.75% and 1.86% (2018 – between 0.79% and 2.64%).

The following table reconciles the beginning and ending carrying amounts of the Company's asset retirement obligations. The settlement of the obligation is estimated to occur through to 2063.

	As at December 31, 2019	As at December 31, 2018

Asset retirement obligations – long-term, beginning of year	$371,132	$341,077

Asset retirement obligations – current, beginning of year	3,856	8,609

Current year additions and changes in estimate, net	36,032	45,470

Current year accretion	5,791	7,500

Liabilities settled	(3,839)	(2,315)

Foreign exchange revaluation	15,822	(25,353)

Reclassification from long-term to current, end of year	(9,377)	(3,856)

Asset retirement obligations – long-term, end of year	$419,417	$371,132

The following table reconciles the beginning and ending carrying amounts of the Company's environmental remediation liability. The settlement of the obligation is estimated to occur through to 2026.

	As at December 31, 2019	As at December 31, 2018

Environmental remediation liability – long-term, beginning of year	$9,615	$4,191

Environmental remediation liability – current, beginning of year	1,555	1,429

Current year additions and changes in estimate, net	2,600	8,285

Liabilities settled	(3,269)	(2,370)

Foreign exchange revaluation	506	(365)

Reclassification from long-term to current, end of year	(3,078)	(1,555)

Environmental remediation liability – long-term, end of year	$7,929	$9,615

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   35

13. LEASES

The Company is party to a number of contracts that contain a lease, most of which include office facilities, storage facilities, and various plant and equipment. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation and a right-of-use asset, and expenses are included in operating costs in the consolidated statements of income (loss).

Leases under IFRS 16 (from January 1, 2019)

The following table sets out the carrying amounts of right-of-use assets included in property, plant and mine development in the consolidated balance sheets and the movements during the period:

As at December 31, 2019

As at January 1, 2019	$83,743

Additions and modifications, net of disposals	46,822

Amortization	(12,984)

As at December 31, 2019	$117,581

The following table sets out the lease obligations included in the consolidated balance sheets:

As at December 31, 2019

Current	$14,693

Non-current	102,135

Total lease obligations	$116,828

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the table below. Because leases with variable lease payments do not give rise to fixed minimum lease payments, no amounts are included below for these leases.

As at December 31, 2019

Within 1 year	$16,641

Between 1 – 3 years	31,220

Between 3 – 5 years	19,189

Thereafter	62,587

Total undiscounted lease obligations	$129,637

36   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized the following amounts in the consolidated statements of income (loss) with respect to leases:

Year Ended December 31, 2019

Amortization of right-of-use assets	$12,984

Interest expense on lease obligations	$1,909

Variable lease payments not included in the measurement of lease obligations	$106,909

Expenses relating to short-term leases	$3,595

Expenses relating to leases of low value assets, excluding short-term leases of low value assets	$1,071

During the year ended December 31, 2019, the Company recognized $215.7 million in the consolidated statements of cash flows with respect to leases.

Operating leases under IAS 17 (prior to January 1, 2019)

During the year ended December 31, 2018, $14.1 million of operating lease payments were recognized in the production, exploration and corporate development, and general and administrative line items in the consolidated statements of income (loss).

14. LONG-TERM DEBT

	As at December 31, 2019	As at December 31, 2018

Credit Facility(i)(ii)	$(4,238)	$(5,708)

2018 Notes(i)(iii)	347,974	347,803

2017 Notes(i)(iii)	298,238	298,022

2016 Notes(i)(iii)	348,527	348,265

2015 Note(i)(iii)	49,625	49,560

2012 Notes(i)(iii)	199,404	199,233

2010 Notes(i)(iii)	484,578	484,133

Total debt	$1,724,108	$1,721,308

Less: current portion	360,000	–

Total long-term debt	$1,364,108	$1,721,308

Notes:

(i)
Inclusive of unamortized deferred financing costs.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   37

(ii)
There were no amounts outstanding under the Credit Facility (as defined below) as at December 31, 2019 and December 31, 2018. The December 31, 2019 and December 31, 2018 balances relate to deferred financing costs which are being amortized on a straight-line basis until the maturity date of June 22, 2023. Credit Facility availability is reduced by outstanding letters of credit, amounting to nil as at December 31, 2019.

(iii)
The terms 2018 Notes, 2017 Notes, 2016 Notes, 2015 Note, 2012 Notes and 2010 Notes are defined below.

Scheduled Debt Principal Repayments

	2020	2021	2022	2023	2024	2025 and Thereafter	Total

2018 Notes	$–	$–	$–	$–	$–	$350,000	$350,000

2017 Notes	–	–	–	–	–	300,000	300,000

2016 Notes	–	–	–	100,000	–	250,000	350,000

2015 Note	–	–	–	–	–	50,000	50,000

2012 Notes	–	–	100,000	–	100,000	–	200,000

2010 Notes	360,000	–	125,000	–	–	–	485,000

Total	$360,000	$–	$225,000	$100,000	$100,000	$950,000	$1,735,000

Credit Facility

On December 14, 2018, the Company amended its $1.2 billion unsecured revolving bank credit facility (the "Credit Facility") to, among other things, extend the maturity date from June 22, 2022 to June 22, 2023 and amend pricing terms.

As at December 31, 2019 and December 31, 2018, no amounts were outstanding under the Credit Facility. Credit Facility availability is reduced by outstanding letters of credit. As at December 31, 2019, $1.2 billion was available for future drawdown under the Credit Facility (December 31, 2018 – $1.2 billion). During the year ended December 31, 2019, Credit Facility drawdowns totaled $220.0 million and repayments totaled $220.0 million. During the year ended December 31, 2018, Credit Facility drawdowns totaled $300.0 million and repayments totaled $300.0 million.

The Credit Facility is available in multiple currencies through prime rate and base rate advances, priced at the applicable rate plus a margin that ranges from 0.20% to 1.75%, through LIBOR advances, bankers' acceptances and financial letters of credit, priced at the applicable rate plus a margin that ranges from 1.20% to 2.75% and through performance letters of credit, priced at the applicable rate plus a margin that ranges from 0.80% to 1.83%. The lenders under the Credit Facility are each paid a standby fee at a rate that ranges from 0.24% to 0.55% of the undrawn portion of the facility. In each case, the applicable margin or standby fees vary depending on the Company's credit rating and the Company's total net debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio.

2018 Notes

On February 27, 2018, the Company agreed to a $350.0 million private placement of guaranteed senior unsecured notes (the "2018 Notes") which were issued on April 5, 2018. Upon issuance, the 2018 Notes had a weighted average maturity of 13.9 years and weighted average yield of 4.57%.

38   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out details of the individual series of the 2018 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$45,000	4.38%	4/5/2028

Series B	55,000	4.48%	4/5/2030

Series C	250,000	4.63%	4/5/2033

Total	$350,000

2017 Notes

On June 29, 2017, the Company closed a $300.0 million private placement of guaranteed senior unsecured notes (the "2017 Notes").

The following table sets out details of the individual series of the 2017 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$40,000	4.42%	6/29/2025

Series B	100,000	4.64%	6/29/2027

Series C	150,000	4.74%	6/29/2029

Series D	10,000	4.89%	6/29/2032

Total	$300,000

2016 Notes

On June 30, 2016, the Company closed a $350.0 million private placement of guaranteed senior unsecured notes (the "2016 Notes").

The following table sets out details of the individual series of the 2016 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.54%	6/30/2023

Series B	200,000	4.84%	6/30/2026

Series C	50,000	4.94%	6/30/2028

Total	$350,000

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   39

2015 Note

On September 30, 2015, the Company closed a private placement of a $50.0 million guaranteed senior unsecured note (the "2015 Note") with a September 30, 2025 maturity date and a yield of 4.15%.

2012 Notes

On July 24, 2012, the Company closed a $200.0 million private placement of guaranteed senior unsecured notes (the "2012 Notes").

The following table sets out details of the individual series of the 2012 Notes:

	Principal	Interest Rate	Maturity Date

Series A	$100,000	4.87%	7/23/2022

Series B	100,000	5.02%	7/23/2024

Total	$200,000

2010 Notes

On April 7, 2010, the Company closed a $600.0 million private placement of guaranteed senior unsecured notes (the "2010 Notes" and, together with the 2018 Notes, the 2017 Notes, the 2016 Notes, the 2015 Note and the 2012 Notes, the "Notes").

The following table sets out details of the individual series of the 2010 Notes that remain outstanding:

	Principal	Interest Rate	Maturity Date

Series B	$360,000	6.67%	4/7/2020

Series C	125,000	6.77%	4/7/2022

Total	$485,000

Covenants

Payment and performance of Agnico Eagle's obligations under the Credit Facility and the Notes are guaranteed by each of its material subsidiaries and certain of its other subsidiaries (the "Guarantors").

The Credit Facility contains covenants that limit, among other things, the ability of the Company to incur additional indebtedness, make distributions in certain circumstances and sell material assets.

The note purchase agreements pursuant to which the Notes were issued (the "Note Purchase Agreements") contain covenants that restrict, among other things, the ability of the Company to amalgamate or otherwise transfer its assets, sell material assets, carry on a business other than one related to mining and the ability of the Guarantors to incur indebtedness.

The Credit Facility and Note Purchase Agreements also require the Company to maintain a total net debt to EBITDA ratio below a specified maximum value and the Note Purchase Agreements (other than the 2018 Notes) require the Company to maintain a minimum tangible net worth.

40   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2019

14. LONG-TERM DEBT (Continued)

The Company was in compliance with all covenants contained in the Credit Facility and Note Purchase Agreements throughout the years-ended and as at December 31, 2019 and 2018.

Finance Costs

Total finance costs consist of the following:

	Year Ended December 31,

	2019	2018

Interest on Notes	$91,147	$87,100

Stand-by fees on credit facilities	5,862	5,811

Amortization of credit facilities, financing and note issuance costs	2,800	2,671

Interest on Credit Facility	1,270	310

Accretion expense on reclamation provisions	5,715	7,107

Interest on lease obligations, other interest and penalties	2,336	1,521

Interest capitalized to assets under construction	(4,048)	(7,953)

Total finance costs	$105,082	$96,567

Total borrowing costs capitalized to assets under construction during the year ended December 31, 2019 were at a capitalization rate of 1.31% (2018 – 1.33%).

15. OTHER LIABILITIES

Other liabilities consist of the following:

	As at December 31, 2019	As at December 31, 2018

Pension benefit obligations	$40,490	$32,881

Other	20,512	9,738

Total other liabilities	$61,002	$42,619

Pension Benefit Obligations

The Company provides the Executives Plan for certain current and former senior officers and the Retirement Program for eligible employees, which are both considered defined benefit plans under IAS 19 – Employee Benefits. The funded status of the plans are based on actuarial valuations performed as at December 31, 2019. The plans operate under similar regulatory frameworks and generally face similar risks.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   41

The Executives Plan pension formula is based on final average earnings in excess of the amounts payable from the registered plan. Assets for the Executives Plan consist of deposits on hand with regulatory authorities that are refundable when benefit payments are made or on the ultimate wind-up of the plan.

The Company provides a Retirement Program for certain eligible employees that provides a lump-sum payment upon retirement. The payment is based on age and length of service at retirement. An eligible employee is entitled to a benefit if they have completed at least 10 years of service as a permanent employee and are 57 years of age or older. The Retirement Program is not funded.

The funded status of the Company's defined benefit obligations relating to the Company's Executives Plan and Retirement Program for 2019 and 2018, is as follows:

	Year Ended December 31,

	2019	2018

Reconciliation of plan assets:

Plan assets, beginning of year	$2,363	$2,457

Employer contributions	862	1,037

Benefit payments	(643)	(819)

Administrative expenses	(109)	(109)

Interest on assets	93	79

Net return on assets excluding interest	(93)	(79)

Effect of exchange rate changes	121	(203)

Plan assets, end of year	$2,594	$2,363

Reconciliation of defined benefit obligation:

Defined benefit obligation, beginning of year	$23,032	24,243

Current service cost	1,020	975

Benefit payments	(672)	(819)

Interest cost	889	758

Actuarial losses (gains) arising from changes in economic assumptions	1,989	(1,188)

Actuarial losses arising from changes in demographic assumptions	2,033	1,277

Actuarial gains arising from Plan experience	(251)	(226)

Effect of exchange rate changes	1,296	(1,988)

Defined benefit obligation, end of year	29,336	23,032

Net defined benefit liability, end of year	$26,742	$20,669

42   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The components of Agnico Eagle's pension expense recognized in the consolidated statements of net income (loss) relating to the Executives Plan and the Retirement Program are as follows:

	Year Ended December 31,

	2019	2018

Current service cost	$1,020	$975

Administrative expenses	109	109

Interest cost on defined benefit obligation	889	758

Interest on assets	(93)	(79)

Pension expense	$1,925	$1,763

The remeasurements of the net defined benefit liability recognized in other comprehensive income (loss) relating to the Company's Executives Plan and the Retirement Program are as follows:

	Year Ended December 31,

	2019	2018

Actuarial losses (gains) relating to the defined benefit obligation	$3,771	$(137)

Net return on assets excluding interest	93	79

Total remeasurements of the net defined benefit liability	$3,864	$(58)

In 2020, the Company expects to make contributions of $1.5 million and benefit payments of $1.4 million, in aggregate, related to the Executives Plan and the Retirement Program. The weighted average duration of the Company's defined benefit obligation is 12.4 years at December 31, 2019 (2018 – 5.8 years).

The following table sets out significant assumptions used in measuring the Company's Executives Plan defined benefit obligations:

	As at December 31, 2019	As at December 31, 2018

Assumptions:

Discount rate – beginning of year	3.8%	3.3%

Discount rate – end of year	3.0%	3.8%

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   43

The following table sets out significant assumptions used in measuring the Company's Retirement Program defined benefit obligations:

	As at December 31, 2019	As at December 31, 2018

Assumptions:

Discount rate – beginning of year	3.5%	3.0%

Discount rate – end of year	2.8%	3.5%

Range of mine closure dates	2026 – 2032	2019 – 2032

Termination of employment per annum	0.50% – 3.25%	0.53% – 2.58%

Other significant actuarial assumptions used in measuring the Company's Retirement Program defined benefit obligations as at December 31, 2019 and December 31, 2018 include assumptions of the expected retirement age of participants.

The following table sets out the effect of changes in significant actuarial assumptions on the Company's Executives Plan and Retirement Program defined benefit obligations:

As at December 31, 2019

Change in assumption:

0.5% increase in discount rate	$(1,352)

0.5% decrease in discount rate	$1,470

The summary of the effect of changes in significant actuarial assumptions was prepared using the same methods and actuarial assumptions as those used for the calculation of the Company's defined benefit obligation related to the Executives Plan and the Retirement Program as at the end of the fiscal year, except for the change in the single actuarial assumption being evaluated. The modification of several actuarial assumptions at the same time could lead to different results.

Other Plans

In addition to its defined benefit pension plans, the Company maintains the Basic Plan and the Supplemental Plan. Under the Basic Plan, Agnico Eagle contributes 5.0% of certain employees' base employment compensation to a defined contribution plan. In 2019, $13.3 million (2018 – $12.6 million) was contributed to the Basic Plan, $0.2 million of which related to contributions for key management personnel (2018 – $0.2 million). The Company also maintains the Supplemental Plan for designated executives at the level of Vice-President or above. The Supplemental Plan is funded by the Company through notional contributions equal to 10.0% of the designated executive's earnings for the year (including salary and short-term bonus). In 2019, the Company made $1.5 million (2018 – $1.6 million) in notional contributions to the Supplemental Plan, $1.0 million (2018 – $1.0 million) of which related to contributions for key management personnel. The Company's liability related to the Supplemental Plan is $11.5 million at December 31, 2019 (2018 – $8.8 million). At retirement date, the notional account balance is converted to a pension payable in five annual installments.

44   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

16. EQUITY

Common Shares

The Company's authorized share capital includes an unlimited number of common shares with no par value. As at December 31, 2019, Agnico Eagle's issued common shares totaled 240,167,790 (December 31, 2018 – 235,025,507), of which 548,755 common shares are held in trusts as described below (2018 – 566,910).

The common shares held in trusts relate to the Company's RSU plan, PSU plan and a Long Term Incentive Plan ("LTIP") for certain employees of the Partnership and CMC. The trusts have been evaluated under IFRS 10 – Consolidated Financial Statements and are consolidated in the accounts of the Company, with shares held in trust offset against the Company's issued shares in its consolidated financial statements. The common shares purchased and held in trusts are excluded from the basic net income per share calculations until they have vested. All of the non-vested common shares held in trusts are included in the diluted net income per share calculations, unless the impact is anti-dilutive.

The following table sets out the maximum number of common shares that would be outstanding if all dilutive instruments outstanding as at December 31, 2019 were exercised:

Common shares outstanding at December 31, 2019	239,619,035

Employee stock options	4,122,300

Common shares held in trusts in connection with the RSU plan (Note 17(C)), PSU plan (Note 17(D)) and LTIP	548,755

Total	244,290,090

Net Income (Loss) Per Share

The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income (loss) per share:

	Year Ended December 31,

	2019	2018

Net income (loss) for the year	$473,166	$(326,701)

Weighted average number of common shares outstanding – basic (in thousands)	236,934	233,251

Add: Dilutive impact of common shares related to the RSU plan, PSU plan and LTIP	805	–

Add: Dilutive impact of employee stock options	491	–

Weighted average number of common shares outstanding – diluted (in thousands)	238,230	233,251

Net income (loss) per share – basic	$2.00	$(1.40)

Net income (loss) per share – diluted	$1.99	$(1.40)

Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   45

For the year ended December 31, 2019, 3,750 employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the year ended December 31, 2018, the impact of any additional shares issued under the employee stock option plan or related to the RSU plan, PSU plan or LTIP would have been anti-dilutive as a result of the net loss recorded for the year. Consequently, diluted net loss per share was calculated in the same manner as basic net loss per share in 2018.

17. STOCK-BASED COMPENSATION

  A)
  Employee Stock Option Plan ("ESOP")

    The Company's ESOP provides for the grant of stock options to directors, officers, employees and service providers to purchase common shares. Under the ESOP, stock options are granted at the fair market value of the underlying shares on the day prior to the date of grant. The number of common shares that may be reserved for issuance to any one person pursuant to stock options (under the ESOP or otherwise), warrants, share purchase plans or other arrangements may not exceed 5.0% of the Company's common shares issued and outstanding at the date of grant.

    On April 24, 2001, the Compensation Committee of the Board adopted a policy pursuant to which stock options granted after that date have a maximum term of five years. In 2018, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP to 35,700,000 common shares.

    Of the 2,118,850 stock options granted under the ESOP in 2019, 527,975 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2024, vest in equal installments on each anniversary date of the grant over a three-year period. Of the 1,990,850 stock options granted under the ESOP in 2018, 496,973 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2023, vest in equal installments on each anniversary date of the grant over a three-year period. Upon the exercise of stock options under the ESOP, the Company issues common shares from treasury to settle the obligation.

    The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Year Ended December 31, 2019			Year Ended December 31, 2018
	Number of Stock Options		Weighted Average Exercise Price	Number of Stock Options		Weighted Average Exercise Price

Outstanding, beginning of year	6,361,265	C$	47.65	5,857,504	C$	41.18

Granted	2,118,850		55.10	1,990,850		58.04

Exercised	(4,214,332)		44.05	(1,220,921)		32.46

Forfeited	(143,093)		56.47	(59,168)		53.91

Expired	(390)		28.03	(207,000)		52.13

Outstanding, end of year	4,122,300	C$	54.86	6,361,265	C$	47.65

Options exercisable, end of year	1,195,730	C$	51.39	3,429,813	C$	42.28

46   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    The average share price of Agnico Eagle's common shares during the year ended December 31, 2019 was C$66.49 (2018 – C$52.81).

    The weighted average grant date fair value of stock options granted in 2019 was C$10.44 (2018 – C$12.66). The following table sets out information about Agnico Eagle's stock options outstanding and exercisable as at December 31, 2019:

	Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price

C$28.92 – C$36.37	311,550	0.99 years	C$	36.20	311,550	0.99 years	C$	36.20

C$55.10 – C$66.57	3,810,750	3.24 years		56.38	884,180	2.78 years		56.74

C$28.92 – C$66.57	4,122,300	3.07 years	C$	54.86	1,195,730	2.32 years	C$	51.39

    The Company has reserved for issuance 4,122,300 common shares in the event that these stock options are exercised.

    The number of common shares available for the grant of stock options under the ESOP as at December 31, 2019 was 5,071,614.

    Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Year Ended December 31,

	2019	2018

Risk-free interest rate	2.23%	2.10%

Expected life of stock options (in years)	2.4	2.4

Expected volatility of Agnico Eagle's share price	30.0%	35.0%

Expected dividend yield	1.2%	1.0%

    The Company uses historical volatility to estimate the expected volatility of Agnico Eagle's share price. The expected term of stock options granted is derived from historical data on employee exercise and post-vesting employment termination experience.

    Compensation expense related to the ESOP amounted to $16.8 million (2018 – $19.8 million). Of the total compensation expense for the ESOP, $0.7 million was capitalized as part of the property, plant and mine development line item of the consolidated balance sheets in the year ended December 31, 2019 (2018 – $0.5 million).

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   47

    Subsequent to the year ended December 31, 2019, 1,561,150 stock options were granted under the ESOP, of which 390,289 stock options vested within 30 days of the grant date. The remaining stock options, all of which expire in 2025, vest in equal installments on each anniversary date of the grant over a three-year period.

  B)
  Incentive Share Purchase Plan ("ISPP")

    On June 26, 1997, the Company's shareholders approved the ISPP to encourage Participants to purchase Agnico Eagle's common shares at market value. In 2009, the ISPP was amended to remove non-executive directors as eligible Participants.

    Under the ISPP, Participants may contribute up to 10.0% of their basic annual salaries and the Company contributes an amount equal to 50.0% of each Participant's contribution. All common shares subscribed for under the ISPP are issued by the Company. The total compensation cost recognized in 2019 related to the ISPP was $7.7 million (2018 – $6.9 million).

    In 2019, 435,420 common shares were subscribed for under the ISPP (2018 – 515,432) for a value of $23.2 million (2018 – $20.6 million). In May 2019, the Company's shareholders approved an increase in the maximum number of common shares reserved for issuance under the ISPP to 8,100,000 from 7,100,000. As at December 31, 2019, Agnico Eagle has reserved for issuance 1,221,455 common shares (2018 – 656,875) under the ISPP.

  C)
  Restricted Share Unit ("RSU") Plan

    In 2009, the Company implemented the RSU plan for certain employees. Effective January 1, 2012, the RSU plan was amended to include directors and senior executives of the Company as eligible participants.

    A deferred compensation balance is recorded for the total grant date value on the date of each RSU plan grant. The deferred compensation balance is recorded as a reduction of equity and is amortized as compensation expense over the vesting period of up to three years.

    In 2019, 409,100 (2018 – 379,324) RSUs were granted with a grant date fair value of $40.41 (2018 – $47.91). In 2019, the Company funded the RSU plan by transferring $16.5 million (2018 – $17.6 million) to an employee benefit trust that then purchased common shares of the Company in the open market. The grant date fair value of the RSUs generally approximates the cost of purchasing the shares in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding.

    Compensation expense related to the RSU plan was $17.9 million in 2019 (2018 – $15.2 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the consolidated statements of income (loss).

    Subsequent to the year ended December 31, 2019, 303,037 RSUs were granted under the RSU plan.

  D)
  Performance Share Unit ("PSU") Plan

    Beginning in 2016, the Company adopted a PSU plan for senior executives of the Company. PSUs are subject to vesting requirements over a three-year period based on specific performance measurements established by the Company. The fair value for the portion of the PSUs related to market conditions is based on the application of pricing models at the grant date and the fair value for the portion related to non-market conditions is based on the market value of the shares at the grant date. Compensation expense is based on the current best estimate of the outcome for the specific performance measurement established by the Company and is recognized over the vesting period based on the number of units estimated to vest.

48   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2019

17. STOCK-BASED COMPENSATION (Continued)

    In 2019, 196,500 (2018 – 180,000) PSUs were granted with a grant date fair value of $47.43 (2018 – $58.47). The Company funded the PSU plan by transferring $8.0 million (2018 – $8.4 million) to an employee benefit trust that then purchased common shares of the Company in the open market. Once vested, the common shares in the trust are distributed to settle the obligation along with a cash payment reflecting the accumulated amount that would have been paid as dividends had the common shares been outstanding. In 2020, the Company purchased an additional 117,648 shares to fulfill the payout of its 2017 PSU grant. The Company funded the purchase by transferring $9.1 million to an employee benefit trust that then purchased common shares of the Company in the open market. The purchase was treated as a treasury transaction and recognized directly in equity.

    Compensation expense related to the PSU plan was $12.0 million in 2019 (2018 – $9.3 million). Compensation expense related to the PSU plan is included as part of the general and administrative line item of the consolidated statements of income (loss).

    Subsequent to the year ended December 31, 2019, 167,500 PSUs were granted under the PSU plan.

18. OTHER RESERVES

The following table sets out the movements in other reserves during the years ended December 31, 2019 and December 31, 2018:

	Equity securities reserve	Cash flow hedge reserve	Costs of hedging reserve	Total

Balance at January 1, 2018	$(19,800)	$10,763	$3,092	$(5,945)

Net change in fair value	(39,585)	(6,984)	(3,092)	(49,661)

Transfer of loss on disposal of equity securities at FVOCI to deficit	1,290	–	–	1,290

Hedging gains transferred to property, plant and mine development	–	(3,779)	–	(3,779)

Balance at December 31, 2018	$(58,095)	$–	$–	$(58,095)

Net change in fair value	12,238	–	–	12,238

Transfer of gain on disposal of equity securities at FVOCI to deficit	(2,065)	–	–	(2,065)

Balance at December 31, 2019	$(47,922)	$–	$–	$(47,922)

19. REVENUES FROM MINING OPERATIONS AND TRADE RECEIVABLES

Agnico Eagle is a gold mining company with mining operations in Canada, Mexico and Finland. The Company earns a significant proportion of its revenues from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals. The revenue from by-product metals is primarily generated by production at the LaRonde mine in Canada (silver, zinc and copper) and the Pinos Altos mine in Mexico (silver).

The cash flow and profitability of the Company's operations are significantly affected by the market price of gold and, to a lesser extent, silver, zinc and copper. The prices of these metals can fluctuate significantly and are affected by numerous factors beyond the Company's control.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   49

During the year ended December 31, 2019, five customers each contributed more than 10.0% of total revenues from mining operations for a combined total of approximately 84.8% of revenues from mining operations in the Northern and Southern business units. However, because gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product.

The following table sets out sales to individual customers that exceeded 10% of revenues from mining operations:

	Year Ended December 31,

	2019	2018

Customer 1	$600,171	$453,561

Customer 2	504,763	419,907

Customer 3	344,534	390,745

Customer 4	335,755	358,087

Customer 5	329,804	–

Total sales to customers exceeding 10% of revenues from mining operations	$2,115,027	$1,622,300

Percentage of total revenues from mining operations	84.8%	74.0%

Trade receivables are recognized once the transfer of control for the metals sold has occurred and reflect the amounts owing to the Company in respect of its sales of concentrates to third parties prior to the satisfaction in full of the payment obligations of the third parties. As at December 31, 2019, the Company had $8.3 million (2018 – $10.1 million) in receivables relating to provisionally priced concentrate sales.

The Company has recognized the following amounts relating to revenue in the consolidated statements of income (loss):

	Year Ended December 31,

	2019	2018

Revenue from contracts with customers	$2,496,878	$2,192,044

Provisional pricing adjustments on concentrate sales	(1,986)	(823)

Total revenues from mining operations	$2,494,892	$2,191,221

50   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the disaggregation of revenue by metal:

	Year Ended December 31,

	2019	2018

Revenues from contracts with customers:

Gold	$2,392,739	$2,080,270

Silver	73,297	75,676

Zinc	18,128	15,293

Copper	12,714	20,805

Total revenues from contracts with customers	$2,496,878	$2,192,044

In 2019, precious metals (gold and silver) accounted for 98.9% of Agnico Eagle's revenues from mining operations (2018 – 98.4%). The remaining revenues from mining operations consisted of net by-product metal revenues from non-precious metals.

20. CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company's activities expose it to a variety of financial risks: market risk (including interest rate risk, commodity price risk and foreign currency risk), credit risk and liquidity risk. The Company's overall risk management policy is to support the delivery of the Company's financial targets while minimizing the potential adverse effects on the Company's performance.

Risk management is carried out by a centralized treasury department under policies approved by the Board. The Company's financial activities are governed by policies and procedures and its financial risks are identified, measured and managed in accordance with its policies and risk tolerance.

  A)
  Market Risk

    Market risk is the risk that changes in market factors, such as interest rates, commodity prices and foreign exchange rates, will affect the value of Agnico Eagle's financial instruments. The Company can choose to either accept market risk or mitigate it through the use of derivatives and other economic hedging strategies.

    i.
    Interest Rate Risk

      Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's long-term debt obligations that have floating interest rates.

      There is no impact on income before income and mining taxes or equity of a 1.0% increase or decrease in interest rates, based in financial instruments in place as at December 31, 2019.

    ii.
    Commodity Price Risk

    a.
    Metal Prices

        Agnico Eagle's revenues from mining operations and net income are sensitive to metal prices. Changes in the market price of gold may be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   51

        by-product metals (silver, zinc and copper) may be attributed to factors such as demand and global mine production levels.

        In order to mitigate the impact of fluctuating by-product metal prices, the Company occasionally enters into derivative financial instrument contracts under its Board-approved Risk Management Policies and Procedures. The Company has a long-standing policy of no long-term forward gold sales. However, the policy does allow the Company to use other economic hedging strategies, where appropriate, to mitigate by-product metal pricing risks. The Company's policy does not allow speculative trading. As at December 31, 2019, there were no metal derivative positions.

      b.
      Fuel

        To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of its diesel fuel costs (see Note 21 for further details on the Company's derivative financial instruments).

    iii.
    Foreign Currency Risk

      The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant foreign currency risk exposure. The Company enters into currency economic hedging transactions under the Board-approved Foreign Exchange Risk Management Policies and Procedures to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), which does not give rise to cash exposure. The Company's foreign currency derivative financial instrument strategy includes (but is not limited to) the use of purchased puts, sold calls, collars and forwards that are not held for speculative purposes (refer to Note 21 for further details on the Company's derivative financial instruments).

      The following table sets out the translation impact, based on financial instruments in place as at December 31, 2019, on income before income and mining taxes and equity for the year ended December 31, 2019 of a 10.0% change in the exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso, with all other variables held constant.

	Impact on Income Before Income and Mining Taxes and Equity

	10.0% Strengthening of the US Dollar	10.0% Weakening of the US Dollar

Canadian dollar	$(12,415)	$12,415

Euro	$(12,676)	$12,676

Mexican peso	$4,882	$(4,882)

  B)
  Credit Risk

    Credit risk is the risk that a third party might fail to fulfill its obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, short-term investments, trade receivables, loan receivable and

52   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

    derivative financial instruments. The Company holds its cash and cash equivalents and short-term investments in highly rated financial institutions resulting in a low level of credit risk. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized credit-worthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The loan receivable is collateralized by pledged assets which mitigates the level of credit risk. The maximum exposure to credit risk is equal to the carrying amount of the instruments as follows:

	As at December 31, 2019	As at December 31, 2018

Cash and cash equivalents	$321,897	$301,826

Short-term investments	6,005	6,080

Trade receivables	8,320	10,055

Derivative financial instrument assets	9,519	180

Loan receivable	4,526	–

Total	$350,267	$318,141

  C)
  Liquidity Risk

    Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company monitors its risk of a shortage of funds by monitoring its credit rating and projected cash flows taking into account the maturity dates of existing debt and other payables. The Company manages exposure to liquidity risk by maintaining cash balances, having access to undrawn credit facilities and access to public debt markets. Contractual maturities relating to lease obligations are set out in Note 13 and contractual maturities relating to long-term debt are set out in Note 14. Other financial liabilities, including accounts payable and accrued liabilities and derivative financial instruments, have maturities within one year of December 31, 2019.

  D)
  Capital Risk Management

    The Company's primary capital management objective is to maintain an optimal capital structure to support current and long-term business activities and to provide financial flexibility in order to maximize value for equity holders.

    Agnico Eagle's capital structure comprises a mix of lease financing, long-term debt, and total equity as follows:

	As at December 31, 2019	As at December 31, 2018

Lease obligations	$116,828	$1,914

Long-term debt	1,724,108	1,721,308

Total equity	5,111,514	4,550,012

Total	$6,952,450	$6,273,234

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   53

    The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the requirements of financial covenants. To effectively manage its capital requirements, Agnico Eagle has in place a rigorous planning, budgeting and forecasting process to ensure it has the appropriate liquidity to meet its operating and growth objectives. The Company has the ability to adjust its capital structure by various means.

    See Note 14 for details related to Agnico Eagle's compliance with its long-term debt covenants.

  E)
  Changes in liabilities arising from financing activities
	As at December 31, 2018	Changes from Financing Cash Flows	Foreign Exchange	Other(i)	As at December 31, 2019

Long-term debt	$1,721,308	–	–	2,800	$1,724,108

Lease obligations	1,914	(15,451)	(195)	130,560	116,828

Total liabilities from financing activities	$1,723,222	(15,451)	(195)	133,360	$1,840,936

    Notes:

(i)
Includes the amortization of deferred financing costs on long-term debt, initial application of IFRS 16, lease obligation additions and interest paid on lease obligations reflected in finance costs.

21. DERIVATIVE FINANCIAL INSTRUMENTS

Currency Risk Management

The Company uses foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs and capital expenditures. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures.

As at December 31, 2019, the Company had outstanding derivative contracts related to $252.0 million of 2020 expenditures. The Company recognized mark-to-market adjustments in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss). The Company did not apply hedge accounting to these arrangements in its derivative programs for the 2019 and 2020 fiscal years.

Mark-to-market gains and losses related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations corroborated by option pricing models that utilize period-end forward pricing of the applicable foreign currency to calculate fair value.

The Company's other foreign currency derivative strategies in 2019 and 2018 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars and Mexican pesos. All of these derivative transactions expired prior to year-end such that no derivatives were outstanding as at December 31, 2019 or December 31, 2018. The call option premiums were recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss).

54   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AGNICO EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
December 31, 2019

21. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Commodity Price Risk Management

To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated primarily with its Nunavut's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding as at December 31, 2019 relating to 12.0 million gallons of heating oil (December 31, 2018 – 12.0 million). The related mark-to-market adjustments prior to settlement were recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss). The Company did not apply hedge accounting to these arrangements.

Mark-to-market gains and losses related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

The following table sets out a summary of the amounts recognized in the (gain) loss on derivative financial instruments line item of the consolidated statements of income (loss):

	Year Ended December 31,

	2019	2018

Premiums realized on written foreign exchange call options	$(1,693)	$(3,110)

Realized loss on warrants	88	–

Unrealized (gain) loss on warrants(i)	(2,325)	452

Realized gain on currency and commodity derivatives	(450)	(2,790)

Unrealized (gain) loss on currency and commodity derivatives(i)	(12,744)	11,513

(Gain) loss on derivative financial instruments	$(17,124)	$6,065

Note:

(i)
Unrealized gains and losses on financial instruments that are not designated and accounted for as hedges are recognized through the (gain) loss on derivative financial instruments line item in the consolidated statements of income (loss) and through the other line item of the consolidated statements of cash flows.

22. OTHER INCOME

The following table sets out a summary of the amounts recognized in the other income line item of the consolidated statements of income (loss):

	Year Ended December 31,

	2019	2018

Loss (gain) on disposal of property, plant and mine development (Note 10)	$11,907	$(22,764)

Interest income	(6,688)	(10,245)

Other	(18,388)	(2,285)

Other income	$(13,169)	$(35,294)

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   55

Sale of West Pequop Joint Venture, Summit and PQX Properties

On June 11, 2018, the Company completed the sale of its 51% interest in the West Pequop Joint Venture and its 100% interest in the Summit and PQX properties located in northeastern Nevada (collectively, the "Nevada Properties") to a subsidiary of Newmont Mining Corp.

Under the purchase and sale agreement, the Company received a cash payment of $35.0 million and was granted a 0.8% net smelter return ("NSR") royalty on the Nevada Properties held by the West Pequop Joint Venture and a 1.6% NSR on the Summit and PQX properties. Upon closing of the sale, the Company recognized a net gain on disposal of $26.5 million in the other income line item of the consolidated statements of income (loss) and through the other line item of the consolidated statements of cash flows.

The Nevada Properties were included in the Company's Exploration segment.

23. SEGMENTED INFORMATION

Agnico Eagle operates in a single industry, namely exploration for and production of gold. The Company's primary operations are in Canada, Mexico and Finland. The Company identifies its reportable segments as those operations whose operating results are reviewed by the Chief Operating Decision Maker ("CODM"), the Chief Executive Officer for the purpose of allocating resources and assessing performance and that represent more than 10.0% of the combined revenue from mining operations, income or loss or total assets of all operating segments. Each of the Company's significant operating mines and projects are considered to be separate operating segments. Certain operating segments that do not meet the quantitative thresholds are still disclosed where the Company believes that the information is useful. The CODM also reviews segment income (defined as revenues from mining operations less production costs, exploration and corporate development expenses and impairment losses and reversals) on a mine-by-mine basis. The following are the Company's reportable segments organized according to their relationship with the Company's three business units and reflect how the Company manages its business and how it classifies its operations for planning and measuring performance:

Northern Business:	LaRonde mine, LaRonde Zone 5 mine, Lapa mine, Goldex mine, Meadowbank Complex, Meliadine mine, Canadian Malartic joint operation and Kittila mine

Southern Business:	Pinos Altos mine, Creston Mascota mine and La India mine

Exploration:	United States Exploration office, Europe Exploration office, Canada Exploration offices and Latin America Exploration office

Revenues from mining operations and production costs for the reportable segments are reported net of intercompany transactions.

Corporate and other assets and specific income and expense items are not allocated to reportable segments.

56   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Year Ended December 31, 2019

	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Reversal	Segment Income (Loss)

Northern Business:

LaRonde mine	$552,204	$(215,012)	$–	$–	$337,192

LaRonde Zone 5 mine	80,365	(41,212)	–	–	39,153

Lapa mine	4,877	(2,844)	–	–	2,033

Goldex mine	197,020	(82,533)	–	–	114,487

Meadowbank Complex	221,652	(180,848)	(3,528)	–	37,276

Meliadine mine	270,258	(142,932)	–	345,821	473,147

Canadian Malartic joint operation	466,317	(208,178)	(189)	–	257,950

Kittila mine	260,323	(142,517)	–	–	117,806

Total Northern Business	2,053,016	(1,016,076)	(3,717)	345,821	1,379,044

Southern Business:

Pinos Altos mine	249,577	(130,190)	–	–	119,387

Creston Mascota mine	78,023	(35,801)	–	–	42,222

La India mine	114,276	(65,638)	–	–	48,638

Total Southern Business	441,876	(231,629)	–	–	210,247

Exploration	–	–	(101,062)	–	(101,062)

Segments totals	$2,494,892	$(1,247,705)	$(104,779)	$345,821	$1,488,229

Total segments income					$1,488,229

Corporate and other:

Amortization of property, plant and mine development					(546,057)

General and administrative					(120,987)

Finance costs					(105,082)

Gain on derivative financial instruments					17,124

Environmental remediation					(2,804)

Foreign currency translation loss					(4,850)

Other income					13,169

Income before income and mining taxes					$738,742

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   57

	Year Ended December 31, 2018

	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Impairment Loss	Segment Income (Loss)

Northern Business:

LaRonde mine	$516,673	$(228,294)	$–	$–	$288,379

LaRonde Zone 5 mine	21,327	(12,991)	–	–	8,336

Lapa mine	39,797	(27,870)	–	–	11,927

Goldex mine	152,426	(78,533)	–	–	73,893

Meadowbank Complex	323,142	(211,147)	(25,128)	–	86,867

Canadian Malartic joint operation	448,526	(199,761)	(488)	(250,000)	(1,723)

Kittila mine	237,284	(157,032)	–	–	80,252

Total Northern Business	1,739,175	(915,628)	(25,616)	(250,000)	547,931

Southern Business:

Pinos Altos mine	270,855	(138,362)	–	–	132,493

Creston Mascota mine	54,673	(37,270)	–	–	17,403

La India mine	126,518	(69,095)	–	(39,017)	18,406

Total Southern Business	452,046	(244,727)	–	(39,017)	168,302

Exploration	–	–	(112,054)	(100,676)	(212,730)

Segments totals	$2,191,221	$(1,160,355)	$(137,670)	$(389,693)	$503,503

Total segments income					$503,503

Corporate and other:

Amortization of property, plant and mine development					(553,933)

General and administrative					(124,873)

Finance costs					(96,567)

Loss on derivative financial instruments					(6,065)

Environmental remediation					(14,420)

Foreign currency translation loss					(1,991)

Other income					35,294

Loss before income and mining taxes					$(259,052)

58   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out total assets by segment:

	Total Assets as at

	December 31, 2019	December 31, 2018

Northern Business:

LaRonde mine	$794,503	$794,155

LaRonde Zone 5 mine	66,553	59,420

Lapa mine	4,128	11,654

Goldex mine	295,139	289,393

Meadowbank Complex	883,422	681,761

Meliadine mine	2,139,845	1,645,360

Canadian Malartic joint operation	1,548,564	1,550,565

Kittila mine	1,317,322	1,082,017

Total Northern Business	7,049,476	6,114,325

Southern Business:

Pinos Altos mine	521,713	551,179

Creston Mascota mine	28,833	47,960

La India mine	264,498	315,411

Total Southern Business	815,044	914,550

Exploration	462,789	489,270

Corporate and other	462,576	334,698

Total assets	$8,789,885	$7,852,843

The following table sets out the carrying amount of goodwill by segment for the years ended December 31, 2019 and December 31, 2018:

	Canadian Malartic Joint Operation	Exploration	Total

Cost	$597,792	$60,000	$657,792

Accumulated impairment	(250,000)	–	(250,000)

Carrying amount	$347,792	$60,000	$407,792

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   59

The following table sets out capital expenditures by segment:

	Capital Expenditures Year Ended December 31,

	2019	2018

Northern Business:

LaRonde mine	$81,831	$77,488

LaRonde Zone 5 mine	8,441	25,896

Goldex mine	41,356	52,857

Meadowbank Complex	267,319	202,353

Meliadine mine	165,389	398,090

Canadian Malartic joint operation	83,051	82,833

Kittila mine	171,908	173,704

Total Northern Business	819,295	1,013,221

Southern Business:

Pinos Altos mine	39,421	40,297

Creston Mascota mine	–	19,500

La India mine	13,881	9,197

Total Southern Business	53,302	68,994

Corporate and other	10,067	6,885

Total capital expenditures	$882,664	$1,089,100

The following table sets out revenues from mining operations by geographic area(i):

	Year Ended December 31,

	2019	2018

Canada	$1,792,693	$1,501,891

Mexico	441,876	452,046

Finland	260,323	237,284

Total revenues from mining operations	$2,494,892	$2,191,221

Note:

(i)
Presented based on the location of the mine from which the product originated.

60   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out non-current assets by geographic area:

	Non-current Assets as at

	December 31, 2019	December 31, 2018

Canada	$5,571,885	$4,893,840

Mexico	787,943	863,672

Finland	1,220,188	1,007,370

Sweden	13,812	13,812

United States	2,497	1,697

Total non-current assets	$7,596,325	$6,780,391

24. IMPAIRMENT AND IMPAIRMENT REVERSAL

Goodwill impairment tests

Canadian Malartic Joint Operation

The estimated recoverable amount of the Canadian Malartic joint operation CGU as at December 31, 2019 and 2018 was determined on the basis of fair value less costs to dispose of the Canadian Malartic mine. The estimated recoverable amount of the Canadian Malartic mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 5.00% (2018 – 5.50%). The recoverable amount calculation was based on an estimate of future production levels applying short-term gold prices of $1,400 to $1,500 per ounce and long-term gold prices of $1,350 per ounce (in real terms) (2018 – short-term and long term gold prices of $1,300), foreign exchange rates of US$0.76:C$1.00 to US$0.80:C$1.00 (2018 – US$0.76:C$1.00 to US$0.80:C$1.00), an inflation rate of 2.0% (2018 – 2.0%), and capital, operating and reclamation costs based on applicable life of mine plans. Certain mineralization was valued by a cashflow extension approach where the mineralization is expected to have sufficiently similar economics to the mineralization of the Canadian Malartic mine and adjusted for known differences, if necessary.

At December 31, 2019, the Canadian Malartic joint operation segment estimated recoverable amount exceeded its carrying amount. At December 31, 2018, as the Canadian Malartic joint operation segment's carrying amount exceeded its estimated recoverable amount, an impairment loss of $250.0 million was recognized in the impairment (reversal) loss line item in the consolidated statements of income (loss) at December 31, 2018 to decrease the carrying amount of goodwill. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

CMC Exploration Assets

As a result of the acquisition of the additional 50.0% of the CMC Exploration Assets on March 28, 2018 (see Note 27), the Company separated the CMC Exploration Assets from the Canadian Malartic joint operation into a distinct goodwill test performed for the Exploration segment as at December 31, 2019 and 2018. The estimated recoverable amount of the CMC Exploration Assets CGU was calculated by reference to comparable market transactions or by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 7.80% (2018 – 8.25%). The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,350 per ounce (in real terms) (2018 – $1,300), foreign exchange rates of US$0.76:C$1.00 to US$0.80:C$1.00 (2018 – US$0.76:C$1.00 to US$0.80:C$1.00), an inflation rate of 2.0% (2018 – 2.0%), and capital, operating and

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   61

reclamation costs based on applicable life of mine plans. At December 31, 2019 and 2018, the CMC Exploration Assets CGU estimated recoverable amount exceeded its carrying amount.

La India Mine

As of December 31, 2019, the carrying value of goodwill attributable to the La India CGU was nil as a result of an impairment recorded in the year ended December 31, 2018.

The estimated recoverable amount of the La India mine CGU as at December 31, 2018 was determined on the basis of fair value less costs to dispose of the La India mine. The estimated recoverable amount of the La India mine was calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 6.25% commensurate with the estimated level of risk. The recoverable amount calculation was based on an estimate of future production levels applying gold prices of $1,300 per ounce (in real terms), an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life of mine plans. Other mineral resources within the CGU were valued by reference to comparable recent transactions. As the La India mine CGU's carrying amount exceeded its estimated recoverable amount at December 31, 2018, an impairment loss of $39.0 million was recognized in the impairment (reversal) loss line item in the consolidated statements of income (loss) at December 31, 2018 to reduce the carrying amount of goodwill to nil. The goodwill impairment was primarily due to the expected loss of value from production while the carrying value was not equally reduced through amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Impairment reversal

Meliadine Mine

In 2013, the Company performed an annual goodwill test of the Meliadine project CGU. As the Meliadine project CGU carrying amount exceeded its estimated recoverable amount, an impairment loss of $639.3 million was recognized, of which $200.1 million was allocated to reduce goodwill to nil with the balance allocated to other long-lived assets. In 2016, the Company identified indicators of impairment reversal and calculated the recoverable amount of the Meliadine project CGU. As the Meliadine mine CGU's estimated recoverable amount exceeded the previous carrying amount less amortization that would have been recognized had the assets not been impaired, an impairment reversal of $83.0 million ($53.6 million net of tax) was recognized in the impairment (reversal) loss line item in the consolidated statements of income (loss).

In 2019, the Meliadine mine achieved commercial production upon the completion of a two-year construction period that was characterized by higher risk due to uncertainty of completing the project according to plan, on time and within allocated capital plan. Subsequent to the commercial production which was achieved ahead of schedule, the Company continued to ramp up the mine for a period of time and observed that the asset performed within expectations, resulting in a reduction of the specific risk premium embedded in the calculation of the discount rate previously applied in the calculation of the recoverable amount. The reduced risk premium in conjunction with other factors that steadily improved over time, including the updated life of mine plans, long-term gold prices and increased geological confidence with respect to certain mineralization, represent an observable indication that the recoverable amount of the CGU has significantly increased. There is significant judgement involved in the determination of whether a previously recognized impairment loss should be reversed.

The estimated recoverable amount of the Meliadine mine CGU as at December 31, 2019 was determined on the basis of fair value less costs to dispose and calculated by discounting the estimated future net cash flows over the estimated life of the mine using a nominal discount rate of 5.10%. The recoverable amount calculation was based on an estimate of future production levels applying short-term gold prices of $1,400 to $1,500 per ounce and long-term gold prices of $1,350 per ounce (in real terms), an inflation rate of 2.0%, and capital, operating and reclamation costs based on applicable life of mine plans. As the Meliadine mine CGU's estimated recoverable amount exceeded the previous carrying amount less amortization

62   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

that would have been recognized had the assets not been impaired, an impairment reversal of $345.8 million ($223.4 million net of tax) was recognized in the impairment (reversal) loss line item in the consolidated statements of income (loss). This impairment reversal, in combination with an impairment reversal recognized in 2016, represents the full reversal of prior impairment allocated to long-lived assets, as adjusted for amortization. The discounted cash flow approach uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

In 2018, the Company did not identify any indicators of impairment reversal on long-lived assets.

Impairment loss

In 2019, the Company did not identify any indicators of impairment on long-lived assets.

El Barqueño project

In 2018, 28,000 meters of drilling was completed at the El Barqueño project in the state of Jalisco, Mexico, with a principal focus on testing new target areas. Progress on current development studies at the end of 2018 indicated that the project did not meet the Company's internal investment criteria. The Company identified this as a circumstance that suggested that the carrying amount of the El Barqueño exploration asset may exceed its recoverable amount and an impairment test was performed as at December 31, 2018. In estimating the fair value of the El Barqueño project, the Company applied a market approach using a price per gold equivalent ounce metric by reference to comparable recent transactions. As the El Barqueño project's carrying amount exceeded its estimated fair value, an impairment loss of $101.6 million was recognized in the impairment (reversal) loss line item in the consolidated statements of income (loss) at December 31, 2018 to decrease the carrying amount of the mining property. The El Barqueño project is part of the Company's Exploration segment.

Key Assumptions

The determination of the recoverable amount with level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

  •
  Discount rates were based on each asset group's weighted average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Cost of equity was calculated based on the capital asset pricing model, incorporating the risk-free rate of return based on local government marketable bond yields as at the valuation date, the Company's beta coefficient adjustment to the market equity risk premium based on the volatility of the Company's return in relation to that of a comparable market portfolio, plus a size premium and Company-specific risk factor. Cost of debt was determined by applying an appropriate market indication of the Company's borrowing capabilities and the corporate income tax rate applicable to each asset group's jurisdiction;

  •
  Gold price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;

  •
  Foreign exchange estimates are based on a combination of currency forward curves and estimates that reflect the outlooks of major global financial institutions;

  •
  Estimated production levels, and future operating and capital costs are based on detailed life of mine plans and also take into account management's expected development plans.

  •
  Estimates of the fair value attributable to mineralization in excess of life of mine plans are based on various assumptions, including determination of the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   63

25. INCOME AND MINING TAXES

Income and mining taxes expense is made up of the following components:

	Year Ended December 31,

	2019	2018

Current income and mining taxes	$112,981	$98,610

Deferred income and mining taxes:

Origination and reversal of temporary differences	152,595	(30,961)

Total income and mining taxes expense	$265,576	$67,649

The income and mining taxes expense is different from the amount that would have been calculated by applying the Canadian statutory income tax rate as a result of the following:

	Year Ended December 31,

	2019	2018

Combined federal and composite provincial tax rates	26%	26%

Expected income tax expense (recovery) at statutory income tax rate	$192,073	$(67,354)

Increase (decrease) in income and mining taxes resulting from:

Mining taxes	92,200	42,991

Impact of foreign tax rates	(14,915)	(11,308)

Permanent differences	(2,450)	(3,599)

Impairment loss not tax deductible	–	100,736

Impact of foreign exchange on deferred income tax balances	(1,332)	6,183

Total income and mining taxes expense	$265,576	$67,649

The following table sets out the components of Agnico Eagle's net deferred income and mining tax liabilities:

	As at December 31, 2019	As at December 31, 2018

Mining properties	$1,293,863	$1,056,185

Net operating and capital loss carry forwards	(167,139)	(87,025)

Mining taxes	(71,507)	(72,637)

Reclamation provisions and other liabilities	(107,075)	(99,815)

Total deferred income and mining tax liabilities	$948,142	$796,708

64   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

	As at December 31, 2019	As at December 31, 2018

Deferred income and mining tax liabilities – beginning of year	$796,708	$827,341

Income and mining tax impact recognized in net income	152,006	(30,671)

Income tax impact recognized in other comprehensive income (loss) and equity	(572)	38

Deferred income and mining tax liabilities – end of year	$948,142	$796,708

The Company operates in different jurisdictions and, accordingly, it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject, in the future, to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved.

The deductible temporary differences and unused tax losses in respect of which a deferred tax asset has not been recognized in the consolidated balance sheets are as follows:

	As at December 31, 2019	As at December 31, 2018

Net capital loss carry forwards	$56,003	$74,364

Other deductible temporary differences	296,425	270,590

Unrecognized deductible temporary differences and unused tax losses	$352,428	$344,954

The Company also has unused tax credits of $12.7 million as at December 31, 2019 (December 31, 2018 – $12.7 million) for which a deferred tax asset has not been recognized.

Capital loss carry forwards and other deductible temporary differences have no expiry date while the unused tax credits expire in 2020.

The Company has $276.8 million (2018 – $285.7 million) of taxable temporary differences associated with its investments in subsidiaries for which deferred income tax has not been recognized, as the Company is able to control the timing of the reversal of the taxable temporary differences and it is probable that they will not reverse in the foreseeable future.

The Company is subject to taxes in Canada, Mexico and Finland, each with varying statutes of limitations. Prior taxation years generally remain subject to examination by applicable taxation authorities.

26. EMPLOYEE BENEFITS AND COMPENSATION OF KEY MANAGEMENT PERSONNEL

During the year ended December 31, 2019, employee benefits expense recognised in the statements of income (loss) was $636.8 million (2018 – $596.7 million). In 2019, there were no related party transactions other than compensation of key management personnel. In 2018, related party transactions consisted of the Company's acquisition of the CMC Exploration Assets (Note 27) and compensation of key management personnel. Key management personnel include the members of the Board and the senior leadership team.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   65

The following table sets out the compensation of key management personnel:

	Year Ended December 31,

	2019	2018

Salaries, short-term incentives and other benefits	$14,553	$14,701

Post-employment benefits	1,579	1,984

Share-based payments	24,130	20,440

Total	$40,262	$37,125

27. ACQUISITIONS

CMC Exploration Assets

On March 28, 2018, the Company acquired 100% of the Canadian exploration assets of CMC, including the Kirkland Lake and Hammond Reef gold projects (the "CMC Exploration Assets") by way of an asset purchase agreement (the "CMC Purchase Agreement") dated December 21, 2017. On the closing of the transactions relating to the CMC Purchase Agreement, Agnico acquired all of Yamana's indirect 50% interest in the CMC Exploration Assets, giving Agnico Eagle 100% ownership of the CMC Exploration Assets.

Pursuant to the CMC Purchase Agreement, the effective consideration for the CMC Exploration Assets after the distribution of the sale proceeds by CMC to its shareholders totaled $162.5 million in cash paid at closing.

The acquisition was accounted for by the Company as an asset acquisition and transaction costs associated with the acquisition totaling $2.9 million were capitalized to the mining properties acquired in addition to the purchase price allocation set out below.

The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:

Cash paid for acquisition	$162,479

Total purchase price to allocate	$162,479

Fair value of assets acquired and liabilities assumed:

Mining properties	$161,242

Plant and equipment	2,423

Reclamation provision	(1,186)

Net assets acquired	$162,479

28. COMMITMENTS AND CONTINGENCIES

As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at December 31, 2019, the total amount of these guarantees was $420.6 million.

66   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Certain of the Company's properties are subject to royalty arrangements. Set out below are the Company's most significant royalty arrangements related to operating mines:

  •
  The Company has a royalty agreement with the Finnish government relating to the Kittila mine. Starting 12 months after the Kittila mine's operations commenced, the Company has been required to pay 2.0% net smelter return royalty, defined as revenue less processing costs. The royalty is paid on an annual basis in the following year.

  •
  The Partnership is committed to pay a royalty on production or metal sales from certain properties in Quebec, Canada. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 1.5% to 5.0%.

  •
  The Company is committed to pay 2.0% net smelter return royalty on the metal sales from the LaRonde Zone 5 mine in Quebec, Canada.

  •
  The Company is committed to pay a 12.0% net profits interest royalty on production from the Vault pit at the Meadowbank mine in Nunavut, Canada.

  •
  The Company is committed to pay a 1.2% net smelter return royalty on sales from the Meliadine mine in Nunavut, Canada.

  •
  The Company is committed to two royalty arrangements on production from the Amaruq satellite deposit at the Meadowbank Complex in Nunavut, Canada. These royalty arrangements include a 1.4% net smelter return royalty and 12.0% net profits interest royalty.

  •
  The Company is committed to pay a royalty on production from certain properties in Mexico. The type of royalty agreements include, but are not limited to, net smelter return royalties, with percentages ranging from 2.5% to 3.5% at the Pinos Altos and Creston Mascota mines and 0.5% at the La India mine.

The Company regularly enters into various earn-in and shareholder agreements, often with commitments to pay net smelter return and other royalties.

The Company had the following contractual commitments as at December 31, 2019, of which $62.5 million related to capital expenditures:

Contractual Commitments

2020	$166,492

2021	8,356

2022	3,271

2023	3,270

2024	1,722

Thereafter	5,339

Total	$188,450

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   67

29. ONGOING LITIGATION

On August 2, 2016, the Partnership, a general partnership jointly owned by the Company and Yamana, was served with a class action lawsuit filed in the Superior Court of Quebec with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs sought damages in an unspecified amount as well as punitive damages in the amount of C$20 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Partnership to settle individually with class members for 2017 under its Good Neighbor Guide (the "Guide"). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both of these judgments were confirmed by the Quebec Court of Appeal and the class members continued to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Partnership, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Partnership. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. An application for leave to appeal was filed by the plaintiff.

On August 15, 2016, the Partnership received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction.

On June 1, 2017, the Partnership was served with an application for judicial review to obtain the annulment of a governmental decree. The Partnership was an impleaded party in the proceedings. The applicant sought to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Following a hearing on the merits in October 2018, the Superior Court dismissed the judicial review on May 13, 2019 and an application for leave to appeal was filed by the plaintiff on June 20, 2019 and allowed on September 19, 2019.

On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. A formal settlement agreement was executed on November 11, 2019 and approved by the Court on December 13, 2019. This agreement includes: (i) the reopening of the 2013 to 2018 compensation periods of the Guide for the benefit of the residents who did not individually settle for these periods under the Guide; (ii) the implementation of a new renovation program for the benefit of property owners in the South sector, whether they are class members or not; (iii) the full and final release of the Partnership for the class action period; (iv) the current compensations under the Guide as a threshold for the three upcoming compensation years (2019 to 2021); and (v) the plaintiff's withdrawal from the injunction and the judicial review proceedings. The Court also approved certain other non-material considerations agreed by the parties before and during the settlement approval hearing held on December 11, 2019. As no appeal was filed, the judgement approving the settlement is definitive and the plaintiff consequently withdrew from the injunction and the judicial review proceedings on January 20, 2020.

30. SUBSEQUENT EVENTS

Dividends Declared

On February 13, 2020, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.20 per common share (a total value of approximately $47.5 million), payable on March 16, 2020 to holders of record of the common shares of the Company on February 28, 2020.

68   AGNICO EAGLE ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Impact of COVID-19 on the Company's operations

In response to the order by the Government of Quebec, issued on March 23, 2020 (the "Order") to close all non-essential businesses in response to the COVID-19 pandemic, the Company took steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde, LaRonde Zone 5, Goldex and Canadian Malartic mines) in an orderly fashion while ensuring the safety of employees and the sustainability of the infrastructure. Each of these operations are in process of being placed on care and maintenance until April 13, 2020, and, as instructed, minimal work will take place during that time. The Company is also reducing activities at the Meliadine mine and Meadowbank Complex in Nunavut, which are currently serviced out of Quebec. Further, the Company announced that exploration activities in Canada will be suspended until April 13, 2020. The duration of the suspension of operations under the Order may be extended.

There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. As a cautionary measure given the current uncertainty, in March 2020 the Company drew down $1.0 billion on its $1.2 billion Credit Facility.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AGNICO EAGLE   69

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